Registration No.  333-53412
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 500

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on January 17, 2000 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

                COMMUNICATIONS SELECT PORTFOLIO, SERIES 8
                    ENERGY SELECT PORTFOLIO, SERIES 9
             FINANCIAL SERVICES SELECT PORTFOLIO, SERIES 10
                  INTERNET SELECT PORTFOLIO, SERIES 12
                LEADING BRANDS SELECT PORTFOLIO, SERIES 9
               PHARMACEUTICAL SELECT PORTFOLIO, SERIES 11
                 TECHNOLOGY SELECT PORTFOLIO, SERIES 14
                   COMMUNICATIONS PORTFOLIO, SERIES 8
                       ENERGY PORTFOLIO, SERIES 9
                 FINANCIAL SERVICES PORTFOLIO, SERIES 10
                      INTERNET PORTFOLIO, SERIES 12
                   LEADING BRANDS PORTFOLIO, SERIES 9
                   PHARMACEUTICAL PORTFOLIO, SERIES 11
                REIT GROWTH & INCOME PORTFOLIO, SERIES 4
                     TECHNOLOGY PORTFOLIO, SERIES 14

                                 FT 500

FT 500 is a series of a unit investment trust, the FT Series. FT 500 consists of 15 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five and one-half years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             First Trust (R)

                             1-800-621-9533


             The date of this prospectus is January 17, 2001

                      Table of Contents

Summary of Essential Information                         3
Fee Table                                                7
Report of Independent Auditors                           8
Statements of Net Assets                                 9
Schedules of Investments                                13
The FT Series                                           29
Portfolios                                              30
Risk Factors                                            35
Public Offering                                         38
Distribution of Units                                   40
The Sponsor's Profits                                   41
The Secondary Market                                    42
How We Purchase Units                                   42
Expenses and Charges                                    42
Tax Status                                              43
Retirement Plans                                        46
Rights of Unit Holders                                  46
Income and Capital Distributions                        47
Redeeming Your Units                                    47
Removing Securities from a Trust                        48
Amending or Terminating the Indenture                   49
Information on the Sponsor, Trustee and Evaluator       50
Other Information                                       51

                     Summary of Essential Information

                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                              Financial
                                                            Communications   Energy           Services         Internet
                                                            Select Portfolio Select Portfolio Select Portfolio Select Portfolio
                                                            Series 8         Series 9         Series 10        Series 12
                                                            __________       __________       _________        __________
Initial Number of Units (1)                                    15,172            15,163           15,016           15,061
Fractional Undivided Interest
    in the Trust per Unit (1)                                 1/15,172         1/15,163         1/15,016         1/15,061
Public Offering Price:
    Aggregate Offering Price Evaluation
         of Securities per Unit (2)                         $    9.900       $    9.900       $    9.900       $    9.900
    Maximum Transactional Sales Charge of 2.85% of the
         Public Offering Price per Unit (2.879% of the
         net amount invested, exclusive of the
         deferred sales charge) (3)                         $     .285       $     .285       $     .285       $     .285
    Less Deferred Sales Charge per Unit                     $    (.185)      $    (.185)      $    (.185)      $    (.185)
Public Offering Price per Unit (4)                          $   10.000       $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)             $    9.715       $    9.715       $    9.715       $    9.715
Redemption Price per Unit
    (based on aggregate underlying value
     of Securities less deferred sales charge) (5)          $    9.715       $    9.715       $    9.715       $    9.715
Cash CUSIP Number                                           30266A 459       30266A 533       30266A 616       30266A 699
Reinvestment CUSIP Number                                   30266A 467       30266A 541       30266A 624       30266A 707
Fee Accounts Cash CUSIP Number                              30266A 475       30266A 558       30266A 632       30266A 715
Fee Accounts Reinvestment CUSIP Number                      30266A 483       30266A 566       30266A 640       30266A 723
Security Code                                                    60192            60209            60213            60217
Ticker Symbol                                                      TBA              TBA              TBA              TBA

First Settlement Date                         January 22, 2001
Mandatory Termination Date (6)                July 17, 2002
Income Distribution Record Date               Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)                  Last day of each June and December, commencing June 30, 2001.

_____________

See "Notes to Summary of Essential Information" on page 6.

                     Summary of Essential Information

                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                             Leading
                                                                             Brands           Pharmaceutical   Technology
                                                                             Select Portfolio Select Portfolio Select Portfolio
                                                                             Series 9         Series 11        Series 14
                                                                             __________       __________       ________________
Initial Number of Units (1)                                                      15,025           15,048           15,110
Fractional Undivided Interest in the Trust per Unit (1)                        1/15,025         1/15,048         1/15,110
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)           $    9.900       $    9.900       $    9.900
    Maximum Transactional Sales Charge of 2.85% of the Public Offering
         Price per Unit (2.879% of the net amount invested, exclusive of
         the deferred sales charge) (3)                                      $     .285       $     .285       $     .285
    Less Deferred Sales Charge per Unit                                      $    (.185)      $    (.185)      $    (.185)
Public Offering Price per Unit (4)                                           $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                              $    9.715       $    9.715       $    9.715
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                                         $    9.715       $    9.715       $    9.715
Cash CUSIP Number                                                            30266A 772       30266A 855       30266B 143
Reinvestment CUSIP Number                                                    30266A 780       30266A 863       30266B 150
Fee Accounts Cash CUSIP Number                                               30266A 798       30266A 871       30266B 168
Fee Accounts Reinvestment CUSIP Number                                       30266A 806       30266A 889       30266B 176
Security Code                                                                     60221            60225            60229
Ticker Symbol                                                                       TBA              TBA              TBA

First Settlement Date                       January 22, 2001
Mandatory Termination Date (6)              July 17, 2002
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2001.

_____________

See "Notes to Summary of Essential Information" on page 6.

                      Summary of Essential Information

                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                              Financial
                                                            Communications   Energy           Services          Internet
                                                            Portfolio        Portfolio        Portfolio         Portfolio
                                                            Series 8         Series 9         Series 10         Series 12
                                                            ___________      ___________      ___________       ___________
Initial Number of Units (1)                                    15,172            15,163           15,016            15,061
Fractional Undivided Interest
   in the Trust per Unit (1)                                 1/15,172          1/15,163         1/15,016          1/15,061
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                            $   9.900        $    9.900       $    9.900        $    9.900
   Maximum Transactional Sales Charge of 4.40% of the Public
      Offering Price per Unit (4.444% of the net amount
      invested, exclusive of the deferred sales charge) (3) $    .440        $     .440       $     .440        $     .440
   Less Deferred Sales Charge per Unit                      $   (.340)       $    (.340)      $    (.340)       $    (.340)
Public Offering Price per Unit (4)                          $  10.000        $   10.000       $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)             $   9.560        $    9.560       $    9.560        $    9.560
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)            $    9.560       $    9.560       $    9.560        $    9.560
Cash CUSIP Number                                           30266A 491       30266A 574       30266A 657        30266A 731
Reinvestment CUSIP Number                                   30266A 509       30266A 582       30266A 665        30266A 749
Fee Accounts Cash CUSIP Number                              30266A 517       30266A 590       30266A 673        30266A 756
Fee Accounts Reinvestment CUSIP Number                      30266A 525       30266A 608       30266A 681        30266A 764
Security Code                                                    60235            60236            60240             60242
Ticker Symbol                                                      TBA              TBA              TBA               TBA

First Settlement Date                  January 22, 2001
Mandatory Termination Date (6)         July 19, 2006
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2001.

_____________

See "Notes to Summary of Essential Information" on page 6.

                      Summary of Essential Information

                                 FT 500


At the Opening of Business on the Initial Date of Deposit-January 17, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                             Leading Brands  Pharmaceutical  REIT Growth &    Technology
                                                             Portfolio       Portfolio       Income Portfolio Portfolio
                                                             Series 9        Series 11       Series 4         Series 14
                                                             ___________     ___________     ___________      ___________
Initial Number of Units (1)                                      15,025          15,048          14,990           15,110
Fractional Undivided Interest  in the Trust per Unit (1)       1/15,025        1/15,048        1/14,990         1/15,110
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per
      Unit (2)                                               $    9.900      $    9.900      $    9.900       $    9.900
   Maximum Transactional Sales Charge of 4.40% of the Public
      Offering Price per Unit (4.444% of the net amount
      invested, exclusive of the deferred sales charge) (3)  $     .440      $     .440      $     .440       $     .440
   Less Deferred Sales Charge per Unit                       $    (.340)     $    (.340)     $    (.340)      $    (.340)
Public Offering Price per Unit (4)                           $   10.000      $   10.000      $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)              $    9.560      $    9.560      $    9.560       $    9.560
Redemption Price per Unit (based on aggregate underlying
   value of Securities less deferred sales charge) (5)       $    9.560      $    9.560      $    9.560       $    9.560
Cash CUSIP Number                                            30266A 814      30266B 101      30266B 226       30266B 184
Reinvestment CUSIP Number                                    30266A 822      30266B 119      30266B 234       30266B 192
Fee Accounts Cash CUSIP Number                               30266A 830      30266B 127      30266B 242       30266B 200
Fee Accounts Reinvestment CUSIP Number                       30266A 848      30266B 135      30266B 259       30266B 218
Security Code                                                     60244           60248           60233            60252
Ticker Symbol                                                       TBA             TBA             TBA              TBA

First Settlement Date                  January 22, 2001
Mandatory Termination Date (6)         July 19, 2006
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2001 for all portfolios except REIT Growth & Income Portfolio, Series 4 and the fifteenth day of each month for REIT Growth & Income Portfolio, Series 4, commencing February 15, 2001.
Income Distribution Date (7) (8)       Last day of each June and December, commencing June 30, 2001 for all portfolios except REIT Growth & Income Portfolio, Series 4 and the last day of each month for
                                       REIT Growth & Income Portfolio, Series 4, commencing February 28, 2001.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum transactional sales charge consists of an initial sales charge and a deferred sales charge, but does not include the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

(8) For REIT Growth & Income Portfolio, Series 4, the estimated net annual distribution per Unit is estimated to be $.7312 for the first year. The estimated net annual distribution per Unit for subsequent years, $.7106, is expected to be less than the amount for the first year because a portion of the Securities included in REIT Growth & Income Portfolio, Series 4 will be sold during the first year to pay for organization costs and the deferred sales charge.

                                   Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, each Portfolio Series has a term of approximately five and one-half years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                             Select
                                                                             Portfolio Series             Portfolio Series
                                                                             _______________________      __________________
                                                                                           Amount                   Amount
                                                                                           per Unit                 per Unit
                                                                                           _____                    _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                         1.00%(a)      $.100          1.00%(a)      $.100
Deferred sales charge                                                        1.85%(b)      $.185          3.40%(b)      $.340
Creation and development fee cap over the life of the Trust                  0.50%(c)      $.050          0.55%(c)      $.055
                                                                             _______       _______        _______       _____
(the annual creation and development fee is .35% of average
 daily net assets for the Select Portfolio Series and Portfolio Series, and is only charged while a Unit holder remains invested)
Maximum Sales Charges (including creation and development fee cap
over the life of the Trust) (c)                                              3.35%         $.335          4.95%         $.495
                                                                             =======       =======        =======       =====

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                 .260%(d)      $.0260         .225%(d)      $.0225
                                                                             =======       =======        =======       ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees       .080%         $.0080         .100%         $.0098
Trustee's fee and other operating expenses                                   .119%(f)      $.0118         .153%(f)(g)   $.0150
                                                                             _______       _______        _______       ______
Total(g)                                                                     .199%         $.0198         .253%         $.0248
                                                                             =======       =======        =======       ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                   1 Year  18 Months(h)  3 Years  5 Years  5-1/2 Years
                                                                   ______  ____________  _______  _______  ___________
Select Portfolio Series                                            $366    $391          $ -      $ -      $ -
Portfolio Series (except REIT Growth & Income Portfolio, Series 4)  523     N.A.          594      651      666
REIT Growth & Income Portfolio, Series 4                            523     N.A.          595      652      668

The example will not differ if you hold rather than sell your Units at the end of each period.
_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum transactional sales charge (2.85% for each Select Portfolio Series and 4.40% for each Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.185 per Unit for each Select Portfolio Series and $.340 per Unit for each Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing August 20, 2001.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. For as long as you own Units, this fee will be accrued daily based on each Trust's net asset value at the annual rate of .35% for each Trust. You will only be charged the creation and development fee while you own Units. Each Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from such Trust's assets. Because the creation and development fee is accrued daily on the basis of the Trust's current net asset value, if the value of your Units increases, the annual creation and development fee as a percentage of your initial investment will be greater than .35%.
However, in no event will we collect over the life of a Trust more than
 .50% for each Select Portfolio Series or more than .55% for each Portfolio Series of your initial investment.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) For each Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating such Trust's registration statements. Historically, we paid these costs. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Due to its monthly distributions of income, the Trustee's fee and other operating expenses for REIT Growth & Income Portfolio, Series 4 are estimated to be .155%, or $.0152 per Unit. This increases total estimated annual operating expenses for this Trust to .255%, or $.0250 per Unit.

(h) For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

                    Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 500


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 500, comprised of the Communications Select Portfolio, Series 8; Energy Select Portfolio, Series 9; Financial Services Select Portfolio, Series 10; Internet Select Portfolio, Series 12; Leading Brands Select Portfolio, Series 9; Pharmaceutical Select Portfolio, Series 11; Technology Select Portfolio, Series 14; Communications Portfolio, Series 8; Energy Portfolio, Series 9; Financial Services Portfolio, Series 10; Internet Portfolio, Series 12; Leading Brands Portfolio, Series 9; Pharmaceutical Portfolio, Series 11; REIT Growth & Income Portfolio, Series 4 and Technology Portfolio, Series 14, as of the opening of business on January 17, 2001. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on January 17, 2001. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 500, comprised of the Communications Select Portfolio, Series 8; Energy Select Portfolio, Series 9; Financial Services Select Portfolio, Series 10; Internet Select Portfolio, Series 12; Leading Brands Select Portfolio, Series 9; Pharmaceutical Select Portfolio, Series 11; Technology Select Portfolio, Series 14; Communications Portfolio, Series 8; Energy Portfolio, Series 9; Financial Services Portfolio, Series 10; Internet Portfolio, Series 12; Leading Brands Portfolio, Series 9; Pharmaceutical Portfolio, Series 11; REIT Growth & Income Portfolio, Series 4 and Technology Portfolio, Series 14, at the opening of business on January 17, 2001 in conformity with accounting principles generally accepted in the United States.



                                         ERNST & YOUNG LLP


Chicago, Illinois
January 17, 2001

                        Statements of Net Assets

                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                            Financial
                                                        Communications     Energy           Services           Internet
                                                        Select Portfolio   Select Portfolio Select Portfolio   Select Portfolio
                                                        Series 8           Series 9         Series 10          Series 12
                                                        __________         ____________     __________         ________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                      $150,202           $150,118         $148,663           $149,107
Less liability for reimbursement to Sponsor
     for organization costs (3)                             (394)              (394)            (390)              (392)
Less liability for deferred sales charge (4)              (2,807)            (2,805)          (2,778)            (2,786)
                                                        ________           ________         ________           ________
Net assets                                              $147,001           $146,919         $145,495           $145,929
                                                        ========           ========         ========           ========
Units outstanding                                         15,172             15,163           15,016             15,061

ANALYSIS OF NET ASSETS
Cost to investors (5)                                   $151,719           $151,635         $150,165           $150,613
Less maximum transactional sales charge (5)               (4,324)            (4,322)          (4,280)            (4,292)
Less estimated reimbursement to Sponsor
     for organization costs (3)                             (394)              (394)            (390)              (392)
                                                        ________           ________         ________           ________
Net assets                                              $147,001           $146,919         $145,495           $145,929
                                                        ========           ========         ========           ========

______________

See "Notes to Statements of Net Assets" on page 12.

                         Statements of Net Assets

                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001



                                                                           Leading Brands   Pharmaceutical      Technology
                                                                           Select Portfolio Select Portfolio    Select Portfolio
                                                                           Series 9         Series 11           Series 14
                                                                           __________       ____________        _________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                         $148,748         $148,972            $149,590
Less liability for reimbursement to Sponsor
     for organization costs (3)                                                (391)            (391)               (393)
Less liability for deferred sales charge (4)                                 (2,780)          (2,784)             (2,795)
                                                                           ________         ________            ________
Net assets                                                                 $145,577         $145,797            $146,402
                                                                           ========         ========            ========
Units outstanding                                                            15,025           15,048              15,110

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                      $150,250         $150,477            $151,101
Less maximum transactional sales charge (5)                                  (4,282)          (4,289)             (4,306)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                                (391)            (391)               (393)
                                                                           ________         ________            ________
Net assets                                                                 $145,577         $145,797            $146,402
                                                                           ========         ========            ========
______________

See "Notes to Statements of Net Assets" on page 12.

Page 10
                     Statements of Net Assets

                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                            Financial
                                                      Communications    Energy              Services          Internet
                                                      Portfolio         Portfolio           Portfolio         Portfolio
                                                      Series 8          Series 9            Series 10         Series 12
                                                      __________        ___________         __________        __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                    $150,202          $150,118            $148,663          $149,107
Less liability for reimbursement to Sponsor
     for organization costs (3)                           (341)             (341)               (338)             (339)
Less liability for deferred sales charge (4)            (5,158)           (5,155)             (5,105)           (5,121)
                                                      ________          ________            ________          ________
Net assets                                            $144,703          $144,622            $143,220          $143,647
                                                      ========          ========            ========          ========
Units outstanding                                       15,172            15,163              15,016            15,061

ANALYSIS OF NET ASSETS
Cost to investors (5)                                 $151,720          $151,635            $150,165          $150,613
Less maximum transactional sales charge (5)             (6,676)           (6,672)             (6,607)           (6,627)
Less estimated reimbursement to Sponsor
     for organization costs (3)                           (341)             (341)               (338)             (339)
                                                      ________          ________            ________          ________
Net assets                                            $144,703          $144,622            $143,220          $143,647
                                                      ========          ========            ========          ========

______________

See "Notes to Statements of Net Assets" on page 12.

                           Statements of Net Assets

                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                             REIT Growth
                                                       Leading Brands   Pharmaceutical       & Income         Technology
                                                       Portfolio        Portfolio            Portfolio        Portfolio
                                                       Series 9         Series 11            Series 4         Series 14
                                                       __________       ____________         __________       __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                     $148,748         $148,972             $148,404         $149,590
Less liability for reimbursement to Sponsor
     for organization costs (3)                            (338)            (339)                (337)            (340)
Less liability for deferred sales charge (4)             (5,109)          (5,116)              (5,097)          (5,137)
                                                       ________         ________             ________         ________
Net assets                                             $143,301         $143,517             $142,970         $144,113
                                                       ========         ========             ========         ========
Units outstanding                                        15,025           15,048               14,990           15,110

ANALYSIS OF NET ASSETS
Cost to investors (5)                                  $150,250         $150,477             $149,903         $151,101
Less maximum transactional sales charge (5)              (6,611)          (6,621)              (6,596)          (6,648)
Less estimated reimbursement to Sponsor
     for organization costs (3)                            (338)            (339)                (337)            (340)
                                                       ________         ________             ________         ________
Net assets                                             $143,301         $143,517             $142,970         $144,113
                                                       ========         ========             ========         ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $3,000,000 will be allocated among each of the 15 Trusts in FT 500, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.185 per Unit for each Select Portfolio Series, or $.340 per Unit for each Portfolio Series, payable to us in five equal monthly installments beginning on August 20, 2001 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 20, 2001. If you redeem your Units before December 20, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum transactional sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 2.85% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 2.879% of the net amount invested, exclusive of the deferred sales charge) or 4.40% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.444% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of the transactional sales charge as set forth under "Public Offering."

                            Schedule of Investments

                Communications Select Portfolio, Series 8
                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                    Percentage      Market       Cost of
Number        Ticker Symbol and                                                     of Aggregate    Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price  Share        the Trust (2)
_________     _____________________________________                                 _________       ______       _____________
              Communications Services (Domestic)
              ______________________________
137           BLS        BellSouth Corporation                                        4%            $ 44.063     $  6,037
127           Q          Qwest Communications International Inc.                      4%              47.000        5,969
120           SBC        SBC Communications Inc.                                      4%              50.063        6,007
110           VZ         Verizon Communications, Inc.                                 4%              54.375        5,981
278           WCOM       WorldCom, Inc.                                               4%              21.313        5,925

              Communications Services (Foreign)
              ______________________________
173           DT         Deutsche Telekom AG (ADR)                                    4%              34.563        5,979
 49           TI         Telecom Italia SpA (ADR)                                     4%             121.625        5,960
107           TEF        Telefonica S.A. (ADR)                                        4%              55.688        5,959
122           TMX        Telefonos de Mexico SA de CV (ADR)                           4%              48.875        5,963

              Communications Equipment
              ________________________
349           ADCT       ADC Telecommunications, Inc.                                 4%              17.188        5,999
188           NT         Nortel Networks Corporation (3)                              4%              31.938        6,004
107           TLAB       Tellabs, Inc.                                                4%              55.813        5,972

              Fiber Optics
              ___________
 99           GLW        Corning Incorporated                                         4%              59.938        5,934
124           JDSU       JDS Uniphase Corporation                                     4%              48.125        5,967
142           SCMR       Sycamore Networks, Inc.                                      4%              42.000        5,964

              Networking Products
              ___________________
158           CSCO       Cisco Systems, Inc.                                          4%              38.500        6,083
 47           JNPR       Juniper Networks, Inc.                                       4%             128.000        6,016

              Wireless Communications
              ___________________
 55           CMVT       Comverse Technology, Inc.                                    4%             106.813        5,875
511           ERICY      L.M. Ericsson AB (ADR)                                       4%              11.688        5,973
278           MOT        Motorola, Inc.                                               4%              21.250        5,907
 72           NTDMY      NTT DoCoMo, Inc. (ADR)                                       4%              94.130        6,777
150           NOK        Nokia Oy (ADR)                                               4%              39.438        5,916
 85           QCOM       QUALCOMM Incorporated                                        4%              70.938        6,030
205           PCS        Sprint Corp. (PCS Group)                                     4%              29.313        6,009
180           VOD        Vodafone Group Plc (ADR)                                     4%              33.313        5,996
                                                                                  ______                         _________
                               Total Investments                                    100%                         $150,202
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 28.

                            Schedule of Investments

                     Energy Select Portfolio, Series 9
                                 FT 500


At the Opening of Business on the Initial Date of Deposit-January 17, 2001


                                                                                  Percentage     Market       Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share        the Trust (2)
_________    _____________________________________                                _________      ______       _____________
             Natural Gas
             __________
 76          APA        Apache Corporation                                        3.30%          $ 65.125     $  4,950
119          DYN        Dynegy Inc.                                               3.34%            42.125        5,013
 78          EPG        El Paso Energy Corporation                                3.33%            64.125        5,002
 72          ENE        Enron Corp.                                               3.28%            68.438        4,928
135          WMB        The Williams Companies, Inc.                              3.25%            36.125        4,877

             Oil & Gas-Drilling
             __________________
144          ESV        ENSCO International Incorporated                          3.37%            35.125        5,058
179          GLM        Global Marine Inc.                                        3.40%            28.500        5,101
 83          NBR        Nabors Industries, Inc.                                   3.35%            60.540        5,025
118          NE         Noble Drilling Corporation                                3.40%            43.250        5,103
162          SDC        Santa Fe International Corporation                        3.35%            31.063        5,032

             Oil & Gas-Exploration & Production
             __________________________________
 79          APC        Anadarko Petroleum Corporation                            3.33%            63.220        4,994
 93          BRR        Barrett Resources Corporation                             3.18%            51.313        4,772
 95          BR         Burlington Resources Inc.                                 3.35%            53.000        5,035
104          EOG        EOG Resources, Inc.                                       3.32%            47.938        4,986
248          VPI        Vintage Petroleum, Inc.                                   3.29%            19.938        4,945

             Oil-Field Services
             __________________
 69          BJS        BJ Services Company                                       3.38%            73.438        5,067
118          BHI        Baker Hughes Incorporated                                 3.40%            43.250        5,103
125          HAL        Halliburton Company                                       3.38%            40.563        5,070
 62          SLB        Schlumberger Limited                                      3.33%            80.563        4,995
111          TDW        Tidewater Inc.                                            3.40%            46.000        5,106
105          WFT        Weatherford International, Inc.                           3.30%            47.250        4,961

             Oil-Integrated
             ______________
 62          CHV        Chevron Corporation                                       3.35%            81.000        5,022
180          COC/A      Conoco Inc. (Class A)                                     3.39%            28.250        5,085
 76          E          ENI SpA (ADR)                                             3.28%            64.813        4,926
 61          XOM        Exxon Mobil Corporation                                   3.32%            81.813        4,991
 83          RD         Royal Dutch Petroleum Company (3)                         3.32%            60.125        4,990
 69          TOT        Total Fina Elf SA (ADR)                                   3.34%            72.750        5,020
178          MRO        USX-Marathon Group                                        3.32%            28.000        4,984

             Oil-Refining & Marketing
             ________________________
151          TOS        Tosco Corporation                                         3.29%            32.688        4,936
143          VLO        Valero Energy Corporation                                 3.36%            35.250        5,041
                                                                                  ______                      ________
                               Total Investments                                   100%                       $150,118
                                                                                  ======                      =======

_____________

See "Notes to Schedules of Investments" on page 28.

                        Schedule of Investments

             Financial Services Select Portfolio, Series 10
                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                   Percentage      Market     Cost of
Number        Ticker Symbol and                                                    of Aggregate    Value per  Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price  Share      the Trust (2)
_________     _____________________________________                                _________       ______     _____________
              Banks & Thrifts
              ______________
 99           BAC        Bank of America Corporation                               3.39%          $ 50.938    $  5,043
 85           CMA        Comerica Incorporated                                     3.33%            58.313       4,957
221           FSR        Firstar Corporation                                       3.41%            22.938       5,069
119           FBF        Fleet Boston Financial Corporation                        3.35%            41.875       4,983
 92           JPM        J.P. Morgan Chase & Co.                                   3.29%            53.188       4,893
111           WM         Washington Mutual, Inc.                                   3.34%            44.688       4,960

              Financial Services
              ___________________
102           AXP        American Express Company                                  3.31%            48.313       4,928
 76           COF        Capital One Financial Corporation                         3.31%            64.688       4,916
 92           C          Citigroup Inc.                                            3.38%            54.688       5,031
131           CEFT       Concord EFS, Inc.                                         3.33%            37.813       4,954
 63           FNM        Fannie Mae                                                3.32%            78.250       4,930
 78           FRE        Freddie Mac                                               3.33%            63.438       4,948
 90           HI         Household International, Inc.                             3.34%            55.188       4,967
 64           ING        ING Groep N.V. (ADR)                                      3.33%            77.250       4,944
127           KRB        MBNA Corporation                                          3.34%            39.063       4,961
 86           PVN        Providian Financial Corporation                           3.34%            57.750       4,967

              Insurance
              _________
 79           AFL        AFLAC Incorporated                                        3.31%            62.250       4,918
136           ALL        The Allstate Corporation                                  3.33%            36.438       4,956
 59           AIG        American International Group, Inc.                        3.37%            84.813       5,004
 43           CI         CIGNA Corporation                                         3.33%           115.250       4,956
151           JHF        John Hancock Financial Services, Inc.                     3.33%            32.813       4,955
121           NFS        Nationwide Financial Services, Inc. (Class A)             3.27%            40.188       4,863

              Investment Services
              ___________________
 85           BSC        The Bear Stearns Companies Inc.                           3.32%            58.063       4,935
165           EV         Eaton Vance Corp.                                         3.31%            29.813       4,919
 45           GS         The Goldman Sachs Group, Inc.                             3.33%           110.000       4,950
 64           LEH        Lehman Brothers Holdings Inc.                             3.33%            77.313       4,948
 67           MER        Merrill Lynch & Co., Inc.                                 3.32%            73.625       4,933
 59           MWD        Morgan Stanley Dean Witter & Co.                          3.33%            83.938       4,952
176           SCH        The Charles Schwab Corporation                            3.32%            28.000       4,928
116           SV         Stilwell Financial, Inc.                                  3.36%            43.063       4,995
                                                                                  ______                      ________
                               Total Investments                                    100%                      $148,663
                                                                                  ======                      ========

_____________

See "Notes to Schedules of Investments" on page 28.

                         Schedule of Investments

                  Internet Select Portfolio, Series 12
                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                  Percentage     Market      Cost of
Number        Ticker Symbol and                                                   of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price Share       the Trust (2)
_________     _____________________________________                               _________      ______      _____________
              Access/Information Providers
              _____________________
106           AOL        AOL Time Warner Inc.                                     3.32%          $ 46.700    $  4,950
336           CNET       CNET Networks, Inc.                                      3.28%            14.563       4,893
106           Q          Qwest Communications International Inc.                  3.34%            47.000       4,982
 86           TMPW       TMP Worldwide Inc.                                       3.41%            59.188       5,090
233           WCOM       WorldCom, Inc.                                           3.33%            21.313       4,966
182           YHOO       Yahoo! Inc.                                              3.34%            27.375       4,982

              Communications Equipment
              _____________________
102           JDSU       JDS Uniphase Corporation                                 3.29%            48.125       4,909
156           NT         Nortel Networks Corporation (3)                          3.34%            31.938       4,982
 89           TLAB       Tellabs, Inc.                                            3.33%            55.813       4,967

              Computers & Peripherals
              ___________________
 53           BRCD       Brocade Communications Systems, Inc.                     3.28%            92.375       4,896
234           DELL       Dell Computer Corporation                                3.38%            21.500       5,031
 70           EMC        EMC Corporation                                          3.28%            69.875       4,891
163           HWP        Hewlett-Packard Company                                  3.32%            30.375       4,951
160           SUNW       Sun Microsystems, Inc.                                   3.37%            31.375       5,020

              Internet Software & Services
              ___________________
139           ARBA       Ariba, Inc.                                              3.39%            36.313       5,048
 80           BEAS       BEA Systems, Inc.                                        3.39%            63.125       5,050
297           BVSN       BroadVision, Inc.                                        3.35%            16.813       4,993
 42           CHKP       Check Point Software Technologies Ltd. (3)               3.40%           120.563       5,064
228           EXDS       Exodus Communications, Inc.                              3.32%            21.688       4,945
311           INKT       Inktomi Corporation                                      3.33%            15.984       4,971
 95           MSFT       Microsoft Corporation                                    3.35%            52.563       4,994
113           OPWV       Openwave Systems, Inc.                                   3.33%            43.938       4,965
156           ORCL       Oracle Corporation                                       3.33%            31.813       4,963
 62           VRSN       VeriSign, Inc.                                           3.26%            78.313       4,855

              Networking Products
              ___________________
131           CSCO       Cisco Systems, Inc.                                      3.38%            38.500       5,044
 39           JNPR       Juniper Networks, Inc.                                   3.35%           128.000       4,992
119           SCMR       Sycamore Networks, Inc.                                  3.35%            42.000       4,998

              Semiconductors
              _____________
 41           BRCM       Broadcom Corporation (Class A)                           3.24%           117.875       4,833
157           INTC       Intel Corporation                                        3.30%            31.375       4,926
 62           PMCS       PMC-Sierra, Inc. (3)                                     3.32%            79.938       4,956
                                                                                  ______                     ________
                               Total Investments                                   100%                      $149,107
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 28.

                       Schedule of Investments

                Leading Brands Select Portfolio, Series 9
                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________     _____________________________________                                 _________      ______      _____________
              Apparel/Retail
              _____________
203           GPS        The Gap, Inc.                                                4%           $ 29.375    $  5,963
159           JNY        Jones Apparel Group, Inc.                                    4%             37.688       5,992

              Beverages
              _____________
141           BUD        Anheuser-Busch Companies, Inc.                               4%             42.313       5,966
105           KO         The Coca-Cola Company                                        4%             57.000       5,985
129           PEP        PepsiCo, Inc.                                                4%             45.938       5,926

              Consumer Electronics
              ________________
150           PHG        Koninklijke (Royal) Philips Electronics N.V. (3)             4%             39.563       5,934

              Food
              _____
251           CAG        ConAgra Foods, Inc.                                          4%             23.750       5,961
136           HNZ        H.J. Heinz Company                                           4%             43.563       5,925
101           HSY        Hershey Foods Corporation                                    4%             58.875       5,946
 66           WWY        Wm. Wrigley Jr. Company                                      4%             89.813       5,928

              Household Products
              __________________
179           CLX        The Clorox Company                                           4%             33.063       5,918
104           CL         Colgate-Palmolive Company                                    4%             57.900       6,022
 89           KMB        Kimberly-Clark Corporation                                   4%             66.220       5,894
 83           PG         Procter & Gamble Company                                     4%             71.938       5,971

              Leisure/Entertainment
              ________________
128           AOL        AOL Time Warner Inc.                                         4%             46.700       5,978
181           DIS        The Walt Disney Company                                      4%             33.063       5,984
157           HDI        Harley-Davidson, Inc.                                        4%             37.750       5,927

              Pharmaceuticals
              _____________
 87           BMY        Bristol-Myers Squibb Company                                 4%             67.938       5,911
 63           JNJ        Johnson & Johnson                                            4%             94.188       5,934
142           PFE        Pfizer Inc.                                                  4%             41.688       5,920
111           SGP        Schering-Plough Corporation                                  4%             53.563       5,945

              Restaurants
              __________
176           MCD        McDonald's Corporation                                       4%             34.125       6,006
132           SBUX       Starbucks Corporation                                        4%             44.813       5,915

              Toiletries/Cosmetics
              _______________
140           AVP        Avon Products, Inc.                                          4%             42.563       5,959
174           G          The Gillette Company                                         4%             34.125       5,938
                                                                                  ______                       ________
                               Total Investments                                    100%                       $148,748
                                                                                  ======                       ========

_____________

See "Notes to Schedules of Investments" on page 28.

                          Schedule of Investments

               Pharmaceutical Select Portfolio, Series 11
                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                   Percentage     Market     Cost of
Number     Ticker Symbol and                                                       of Aggregate   Value per  Securities to
of Shares  Name of Issuer of Securities (1)                                        Offering Price Share      the Trust (2)
______     _____________________________________                                   _________      ______     _____________
165        ABT        Abbott Laboratories                                            5%           $45.000    $  7,425
131        AHP        American Home Products Corporation                             5%            56.150       7,356
120        AMGN       Amgen Inc.                                                     5%            61.563       7,388
121        ADRX       Andrx Group                                                    5%            60.250       7,290
155        AZN        AstraZeneca Group Plc (ADR)                                    5%            47.938       7,430
135        BGEN       Biogen, Inc.                                                   5%            57.250       7,729
109        BMY        Bristol-Myers Squibb Company                                   5%            67.938       7,405
211        CORR       COR Therapeutics, Inc.                                         5%            34.875       7,359
156        ELN        Elan Corporation Plc (ADR)                                     5%            47.750       7,449
109        DNA        Genentech, Inc.                                                5%            67.188       7,323
 88        GENZ       Genzyme Corporation (General Division)                         5%            85.438       7,518
139        GSK        GlaxoSmithKline Plc (ADR)                                      5%            53.375       7,419
 79        JNJ        Johnson & Johnson                                              5%            94.188       7,441
171        KG         King Pharmaceuticals, Inc.                                     5%            43.438       7,428
 89        LLY        Eli Lilly and Company                                          5%            83.250       7,409
160        MEDI       MedImmune, Inc.                                                5%            49.688       7,950
 89        MRK        Merck & Co., Inc.                                              5%            83.313       7,415
180        NVS        Novartis AG (ADR)                                              5%            41.188       7,414
177        PFE        Pfizer Inc.                                                    5%            41.688       7,379
139        SGP        Schering-Plough Corporation                                    5%            53.563       7,445
                                                                                  ______                     ________
                             Total Investments                                     100%                      $148,972
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 28.

                       Schedule of Investments

                 Technology Select Portfolio, Series 14
                                 FT 500


At the Opening of Business on the Initial Date of Deposit-January 17, 2001


                                                                                   Percentage     Market      Cost of
Number        Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________     _____________________________________                                _________      ______      _____________
              Communications Equipment
              _____________________
292           ADCT       ADC Telecommunications, Inc.                              3.36%          $ 17.188    $  5,019
 83           GLW        Corning Incorporated                                      3.33%            59.938       4,975
103           JDSU       JDS Uniphase Corporation                                  3.31%            48.125       4,957
126           NOK        Nokia Oy (ADR)                                            3.32%            39.438       4,969
157           NT         Nortel Networks Corporation (3)                           3.35%            31.938       5,014
 71           QCOM       QUALCOMM Incorporated                                     3.37%            70.938       5,037
 89           TLAB       Tellabs, Inc.                                             3.32%            55.813       4,967

              Computers & Peripherals
              _____________________
 53           BRCD       Brocade Communications Systems, Inc.                      3.27%            92.375       4,896
234           DELL       Dell Computer Corporation                                 3.36%            21.500       5,031
 70           EMC        EMC Corporation                                           3.27%            69.875       4,891
163           HWP        Hewlett-Packard Company                                   3.31%            30.375       4,951
132           SLR        Solectron Corporation                                     3.33%            37.790       4,988
160           SUNW       Sun Microsystems, Inc.                                    3.36%            31.375       5,020

              Computer Software & Services
              ________________________
184           BMCS       BMC Software, Inc.                                        3.29%            26.750       4,922
 42           CHKP       Check Point Software Technologies Ltd. (3)                3.38%           120.563       5,064
104           ITWO       i2 Technologies, Inc.                                     3.35%            48.172       5,010
 95           MSFT       Microsoft Corporation                                     3.34%            52.563       4,993
157           ORCL       Oracle Corporation                                        3.34%            31.813       4,995
 73           SEBL       Siebel Systems, Inc.                                      3.34%            68.438       4,996
 55           VRTS       VERITAS Software Corporation                              3.32%            90.375       4,971

              Networking Products
              _______________
131           CSCO       Cisco Systems, Inc.                                       3.37%            38.500       5,044
 39           JNPR       Juniper Networks, Inc.                                    3.34%           128.000       4,992


              Semiconductor Equipment
              ____________________
113           AMAT       Applied Materials, Inc.                                   3.36%            44.438       5,022
131           NVLS       Novellus Systems, Inc.                                    3.39%            38.750       5,076

              Semiconductors
              _____________
166           ALTR       Altera Corporation                                        3.32%            29.875       4,959
158           INTC       Intel Corporation                                         3.31%            31.375       4,957
 94           LLTC       Linear Technology Corporation                             3.33%            52.938       4,976
 62           PMCS       PMC-Sierra, Inc. (3)                                      3.31%            79.938       4,956
118           STM        STMicroelectronics N.V. (3)                               3.30%            41.813       4,934
 92           VTSS       Vitesse Semiconductor Corporation                         3.35%            54.438       5,008
                                                                                  ______                      ________
                                 Total Investments                                  100%                      $149,590
                                                                                  ======                      ========

_____________

See "Notes to Schedules of Investments" on page 28.

                          Schedule of Investments

                   Communications Portfolio, Series 8
                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                    Percentage      Market       Cost of
Number        Ticker Symbol and                                                     of Aggregate    Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price  Share        the Trust (2)
_________     _____________________________________                                 _________       ______       _____________
              Communications Services (Domestic)
              ______________________________
137           BLS        BellSouth Corporation                                        4%            $ 44.063     $  6,037
127           Q          Qwest Communications International Inc.                      4%              47.000        5,969
120           SBC        SBC Communications Inc.                                      4%              50.063        6,007
110           VZ         Verizon Communications, Inc.                                 4%              54.375        5,981
278           WCOM       WorldCom, Inc.                                               4%              21.313        5,925

              Communications Services (Foreign)
              ______________________________
173           DT         Deutsche Telekom AG (ADR)                                    4%              34.563        5,979
 49           TI         Telecom Italia SpA (ADR)                                     4%             121.625        5,960
107           TEF        Telefonica S.A. (ADR)                                        4%              55.688        5,959
122           TMX        Telefonos de Mexico SA de CV (ADR)                           4%              48.875        5,963

              Communications Equipment
              ________________________
349           ADCT       ADC Telecommunications, Inc.                                 4%              17.188        5,999
188           NT         Nortel Networks Corporation (3)                              4%              31.938        6,004
107           TLAB       Tellabs, Inc.                                                4%              55.813        5,972

              Fiber Optics
              ___________
 99           GLW        Corning Incorporated                                         4%              59.938        5,934
124           JDSU       JDS Uniphase Corporation                                     4%              48.125        5,967
142           SCMR       Sycamore Networks, Inc.                                      4%              42.000        5,964

              Networking Products
              ___________________
158           CSCO       Cisco Systems, Inc.                                          4%              38.500        6,083
 47           JNPR       Juniper Networks, Inc.                                       4%             128.000        6,016

              Wireless Communications
              ___________________
 55           CMVT       Comverse Technology, Inc.                                    4%             106.813        5,875
511           ERICY      L.M. Ericsson AB (ADR)                                       4%              11.688        5,973
278           MOT        Motorola, Inc.                                               4%              21.250        5,907
 72           NTDMY      NTT DoCoMo, Inc. (ADR)                                       4%              94.130        6,777
150           NOK        Nokia Oy (ADR)                                               4%              39.438        5,916
 85           QCOM       QUALCOMM Incorporated                                        4%              70.938        6,030
205           PCS        Sprint Corp. (PCS Group)                                     4%              29.313        6,009
180           VOD        Vodafone Group Plc (ADR)                                     4%              33.313        5,996
                                                                                  ______                         _________
                               Total Investments                                    100%                         $150,202
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 28.

                         Schedule of Investments

                        Energy Portfolio, Series 9
                                 FT 500


At the Opening of Business on the Initial Date of Deposit-January 17, 2001


                                                                                  Percentage     Market       Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share        the Trust (2)
_________    _____________________________________                                _________      ______       _____________
             Natural Gas
             __________
 76          APA        Apache Corporation                                        3.30%          $ 65.125     $ 4,950
119          DYN        Dynegy Inc.                                               3.34%            42.125       5,013
 78          EPG        El Paso Energy Corporation                                3.33%            64.125       5,002
 72          ENE        Enron Corp.                                               3.28%            68.438       4,928
135          WMB        The Williams Companies, Inc.                              3.25%            36.125       4,877

             Oil & Gas-Drilling
             ______________
144          ESV        ENSCO International Incorporated                          3.37%            35.125       5,058
179          GLM        Global Marine Inc.                                        3.40%            28.500       5,101
 83          NBR        Nabors Industries, Inc.                                   3.35%            60.540       5,025
118          NE         Noble Drilling Corporation                                3.40%            43.250       5,103
162          SDC        Santa Fe International Corporation                        3.35%            31.063       5,032

             Oil & Gas-Exploration & Production
             _____________________________
 79          APC        Anadarko Petroleum Corporation                            3.33%            63.220       4,994
 93          BRR        Barrett Resources Corporation                             3.18%            51.313       4,772
 95          BR         Burlington Resources Inc.                                 3.35%            53.000       5,035
104          EOG        EOG Resources, Inc.                                       3.32%            47.938       4,986
248          VPI        Vintage Petroleum, Inc.                                   3.29%            19.938       4,945

             Oil-Field Services
             _______________
 69          BJS        BJ Services Company                                       3.38%            73.438       5,067
118          BHI        Baker Hughes Incorporated                                 3.40%            43.250       5,103
125          HAL        Halliburton Company                                       3.38%            40.563       5,070
 62          SLB        Schlumberger Limited                                      3.33%            80.563       4,995
111          TDW        Tidewater Inc.                                            3.40%            46.000       5,106
105          WFT        Weatherford International, Inc.                           3.30%            47.250       4,961

             Oil-Integrated
             ____________
 62          CHV        Chevron Corporation                                       3.35%            81.000       5,022
180          COC/A      Conoco Inc. (Class A)                                     3.39%            28.250       5,085
 76          E          ENI SpA (ADR)                                             3.28%            64.813       4,926
 61          XOM        Exxon Mobil Corporation                                   3.32%            81.813       4,991
 83          RD         Royal Dutch Petroleum Company (3)                         3.32%            60.125       4,990
 69          TOT        Total Fina Elf SA (ADR)                                   3.34%            72.750       5,020
178          MRO        USX-Marathon Group                                        3.32%            28.000       4,984

             Oil-Refining & Marketing
             ____________________
151          TOS        Tosco Corporation                                         3.29%            32.688       4,936
143          VLO        Valero Energy Corporation                                 3.36%            35.250       5,041
                                                                                  ______                      _______
                               Total Investments                                   100%                      $150,118
                                                                                  ======                      =======

_____________

See "Notes to Schedules of Investments" on page 28.

                          Schedule of Investments

                 Financial Services Portfolio, Series 10
                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                   Percentage      Market     Cost of
Number        Ticker Symbol and                                                    of Aggregate    Value per  Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price  Share      the Trust (2)
_________     _____________________________________                                _________       ______     _____________
              Banks & Thrifts
              ______________
 99           BAC        Bank of America Corporation                               3.39%          $ 50.938    $  5,043
 85           CMA        Comerica Incorporated                                     3.33%            58.313       4,957
221           FSR        Firstar Corporation                                       3.41%            22.938       5,069
119           FBF        Fleet Boston Financial Corporation                        3.35%            41.875       4,983
 92           JPM        J.P. Morgan Chase & Co.                                   3.29%            53.188       4,893
111           WM         Washington Mutual, Inc.                                   3.34%            44.688       4,960

              Financial Services
              ______________
102           AXP        American Express Company                                  3.31%            48.313       4,928
 76           COF        Capital One Financial Corporation                         3.31%            64.688       4,916
 92           C          Citigroup Inc.                                            3.38%            54.688       5,031
131           CEFT       Concord EFS, Inc.                                         3.33%            37.813       4,954
 63           FNM        Fannie Mae                                                3.32%            78.250       4,930
 78           FRE        Freddie Mac                                               3.33%            63.438       4,948
 90           HI         Household International, Inc.                             3.34%            55.188       4,967
 64           ING        ING Groep N.V. (ADR)                                      3.33%            77.250       4,944
127           KRB        MBNA Corporation                                          3.34%            39.063       4,961
 86           PVN        Providian Financial Corporation                           3.34%            57.750       4,967

              Insurance
              _________
 79           AFL        AFLAC Incorporated                                        3.31%            62.250       4,918
136           ALL        The Allstate Corporation                                  3.33%            36.438       4,956
 59           AIG        American International Group, Inc.                        3.37%            84.813       5,004
 43           CI         CIGNA Corporation                                         3.33%           115.250       4,956
151           JHF        John Hancock Financial Services, Inc.                     3.33%            32.813       4,955
121           NFS        Nationwide Financial Services, Inc. (Class A)             3.27%            40.188       4,863

              Investment Services
              _______________
 85           BSC        The Bear Stearns Companies Inc.                           3.32%            58.063       4,935
165           EV         Eaton Vance Corp.                                         3.31%            29.813       4,919
 45           GS         The Goldman Sachs Group, Inc.                             3.33%           110.000       4,950
 64           LEH        Lehman Brothers Holdings Inc.                             3.33%            77.313       4,948
 67           MER        Merrill Lynch & Co., Inc.                                 3.32%            73.625       4,933
 59           MWD        Morgan Stanley Dean Witter & Co.                          3.33%            83.938       4,952
176           SCH        The Charles Schwab Corporation                            3.32%            28.000       4,928
116           SV         Stilwell Financial, Inc.                                  3.36%            43.063       4,995
                                                                                  ______                      ________
                               Total Investments                                    100%                      $148,663
                                                                                  ======                      ========

_____________

See "Notes to Schedules of Investments" on page 28.

                         Schedule of Investments

                      Internet Portfolio, Series 12
                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                  Percentage     Market      Cost of
Number        Ticker Symbol and                                                   of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price Share       the Trust (2)
_________     _____________________________________                               _________      ______      _____________
              Access/Information Providers
              _____________________
106           AOL        AOL Time Warner Inc.                                      3.32%         $ 46.700    $  4,950
336           CNET       CNET Networks, Inc.                                       3.28%           14.563       4,893
106           Q          Qwest Communications International Inc.                   3.34%           47.000       4,982
 86           TMPW       TMP Worldwide Inc.                                        3.41%           59.188       5,090
233           WCOM       WorldCom, Inc.                                            3.33%           21.313       4,966
182           YHOO       Yahoo! Inc.                                               3.34%           27.375       4,982

              Communications Equipment
              _____________________
102           JDSU       JDS Uniphase Corporation                                  3.29%           48.125       4,909
156           NT         Nortel Networks Corporation (3)                           3.34%           31.938       4,982
 89           TLAB       Tellabs, Inc.                                             3.33%           55.813       4,967

              Computers & Peripherals
              ___________________
 53           BRCD       Brocade Communications Systems, Inc.                      3.28%           92.375       4,896
234           DELL       Dell Computer Corporation                                 3.38%           21.500       5,031
 70           EMC        EMC Corporation                                           3.28%           69.875       4,891
163           HWP        Hewlett-Packard Company                                   3.32%           30.375       4,951
160           SUNW       Sun Microsystems, Inc.                                    3.37%           31.375       5,020

              Internet Software & Services
              ___________________
139           ARBA       Ariba, Inc.                                               3.39%           36.313       5,048
 80           BEAS       BEA Systems, Inc.                                         3.39%           63.125       5,050
297           BVSN       BroadVision, Inc.                                         3.35%           16.813       4,993
 42           CHKP       Check Point Software Technologies Ltd. (3)                3.40%          120.563       5,064
228           EXDS       Exodus Communications, Inc.                               3.32%           21.688       4,945
311           INKT       Inktomi Corporation                                       3.33%           15.984       4,971
 95           MSFT       Microsoft Corporation                                     3.35%           52.563       4,994
113           OPWV       Openwave Systems, Inc.                                    3.33%           43.938       4,965
156           ORCL       Oracle Corporation                                        3.33%           31.813       4,963
 62           VRSN       VeriSign, Inc.                                            3.26%           78.313       4,855

              Networking Products
              ___________________
131           CSCO       Cisco Systems, Inc.                                       3.38%           38.500       5,044
 39           JNPR       Juniper Networks, Inc.                                    3.35%          128.000       4,992
119           SCMR       Sycamore Networks, Inc.                                   3.35%           42.000       4,998

              Semiconductors
              _____________
 41           BRCM       Broadcom Corporation (Class A)                            3.24%          117.875       4,833
157           INTC       Intel Corporation                                         3.30%           31.375       4,926
 62           PMCS       PMC-Sierra, Inc. (3)                                      3.32%           79.938       4,956
                                                                                  ______                     ________
                               Total Investments                                    100%                     $149,107
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 28.

                           Schedule of Investments

                   Leading Brands Portfolio, Series 9
                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________     _____________________________________                                 _________      ______      _____________
              Apparel/Retail
              _____________
203           GPS        The Gap, Inc.                                                4%           $ 29.375    $  5,963
159           JNY        Jones Apparel Group, Inc.                                    4%             37.688       5,992

              Beverages
              _____________
141           BUD        Anheuser-Busch Companies, Inc.                               4%             42.313       5,966
105           KO         The Coca-Cola Company                                        4%             57.000       5,985
129           PEP        PepsiCo, Inc.                                                4%             45.938       5,926

              Consumer Electronics
              ________________
150           PHG        Koninklijke (Royal) Philips Electronics N.V. (3)             4%             39.563       5,934

              Food
              _____
251           CAG        ConAgra Foods, Inc.                                          4%             23.750       5,961
136           HNZ        H.J. Heinz Company                                           4%             43.563       5,925
101           HSY        Hershey Foods Corporation                                    4%             58.875       5,946
 66           WWY        Wm. Wrigley Jr. Company                                      4%             89.813       5,928

              Household Products
              ________________
179           CLX        The Clorox Company                                           4%             33.063       5,918
104           CL         Colgate-Palmolive Company                                    4%             57.900       6,022
 89           KMB        Kimberly-Clark Corporation                                   4%             66.220       5,894
 83           PG         Procter & Gamble Company                                     4%             71.938       5,971

              Leisure/Entertainment
              ________________
128           AOL        AOL Time Warner Inc.                                         4%             46.700       5,978
181           DIS        The Walt Disney Company                                      4%             33.063       5,984
157           HDI        Harley-Davidson, Inc.                                        4%             37.750       5,927

              Pharmaceuticals
              _____________
 87           BMY        Bristol-Myers Squibb Company                                 4%             67.938       5,911
 63           JNJ        Johnson & Johnson                                            4%             94.188       5,934
142           PFE        Pfizer Inc.                                                  4%             41.688       5,920
111           SGP        Schering-Plough Corporation                                  4%             53.563       5,945

              Restaurants
              __________
176           MCD        McDonald's Corporation                                       4%             34.125       6,006
132           SBUX       Starbucks Corporation                                        4%             44.813       5,915

              Toiletries/Cosmetics
              _______________
140           AVP        Avon Products, Inc.                                          4%             42.563       5,959
174           G          The Gillette Company                                         4%             34.125       5,938
                                                                                  ______                       ________
                               Total Investments                                    100%                       $148,748
                                                                                  ======                       ========

_____________

See "Notes to Schedules of Investments" on page 28.

                         Schedule of Investments

                   Pharmaceutical Portfolio, Series 11
                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                   Percentage     Market     Cost of
Number     Ticker Symbol and                                                       of Aggregate   Value per  Securities to
of Shares  Name of Issuer of Securities (1)                                        Offering Price Share      the Trust (2)
______     _____________________________________                                   _________      ______     _____________
165        ABT        Abbott Laboratories                                            5%           $45.000    $  7,425
131        AHP        American Home Products Corporation                             5%            56.150       7,356
120        AMGN       Amgen Inc.                                                     5%            61.563       7,388
121        ADRX       Andrx Group                                                    5%            60.250       7,290
155        AZN        AstraZeneca Group Plc (ADR)                                    5%            47.938       7,430
135        BGEN       Biogen, Inc.                                                   5%            57.250       7,729
109        BMY        Bristol-Myers Squibb Company                                   5%            67.938       7,405
211        CORR       COR Therapeutics, Inc.                                         5%            34.875       7,359
156        ELN        Elan Corporation Plc (ADR)                                     5%            47.750       7,449
109        DNA        Genentech, Inc.                                                5%            67.188       7,323
 88        GENZ       Genzyme Corporation (General Division)                         5%            85.438       7,518
139        GSK        GlaxoSmithKline Plc (ADR)                                      5%            53.375       7,419
 79        JNJ        Johnson & Johnson                                              5%            94.188       7,441
171        KG         King Pharmaceuticals, Inc.                                     5%            43.438       7,428
 89        LLY        Eli Lilly and Company                                          5%            83.250       7,409
160        MEDI       MedImmune, Inc.                                                5%            49.688       7,950
 89        MRK        Merck & Co., Inc.                                              5%            83.313       7,415
180        NVS        Novartis AG (ADR)                                              5%            41.188       7,414
177        PFE        Pfizer Inc.                                                    5%            41.688       7,379
139        SGP        Schering-Plough Corporation                                    5%            53.563       7,445
                                                                                  ______                     ________
                             Total Investments                                     100%                      $148,972
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 28.

                      Schedule of Investments

                REIT Growth & Income Portfolio, Series 4
                                 FT 500


                    At the Opening of Business on the
                Initial Date of Deposit-January 17, 2001


                                                                                   Percentage     Market     Cost of
Number     Ticker Symbol and                                                       of Aggregate   Value per  Securities to
of Shares  Name of Issuer of Securities (1)                                        Offering Price Share      the Trust (2)
______     _____________________________________                                   _________      ______     _____________
126        AIV        Apartment Investment & Management Company                      4%           $46.750    $  5,891
126        AVB        Avalonbay Communities, Inc.                                    4%            46.563       5,867
308        BED        Bedford Property Investors, Inc.                               4%            19.188       5,910
298        BDN        Brandywine Realty Trust                                        4%            19.875       5,923
221        CBL        CBL & Associates Properties, Inc.                              4%            26.813       5,926
181        CPT        Camden Property Trust                                          4%            32.500       5,882
410        CARS       Capital Automotive REIT                                        4%            14.563       5,971
444        DDR        Developers Diversified Realty Corporation                      4%            13.375       5,938
241        DRE        Duke-Weeks Realty Corporation                                  4%            24.750       5,965
263        EGP        EastGroup Properties, Inc.                                     4%            23.000       6,049
194        EOP        Equity Office Properties Trust                                 4%            30.688       5,953
115        EQR        Equity Residential Properties Trust                            4%            51.688       5,944
176        FR         First Industrial Realty Trust, Inc.                            4%            33.688       5,929
157        GGP        General Growth Properties, Inc.                                4%            37.813       5,937
324        GLB        Glenborough Realty Trust Incorporated                          4%            18.188       5,893
270        HR         Healthcare Realty Trust, Inc.                                  4%            22.063       5,957
241        HPT        Hospitality Properties Trust                                   4%            24.625       5,935
446        HMT        Host Marriott Corporation                                      4%            13.250       5,909
138        KIM        Kimco Realty Corporation                                       4%            43.250       5,968
217        LRY        Liberty Property Trust                                         4%            27.438       5,954
315        MLS        The Mills Corporation                                          4%            19.063       6,005
270        PNP        Pan Pacific Retail Properties, Inc.                            4%            21.938       5,923
272        PLD        ProLogis Trust                                                 4%            22.000       5,984
237        RA         Reckson Associates Realty Corporation                          4%            24.750       5,866
259        SMT        Summit Properties Inc.                                         4%            22.875       5,925
                                                                                  ______                     ________
                             Total Investments                                     100%                      $148,404
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 28.

                           Schedule of Investments

                     Technology Portfolio, Series 14
                                 FT 500


At the Opening of Business on the Initial Date of Deposit-January 17, 2001


                                                                                   Percentage     Market      Cost of
Number        Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________     _____________________________________                                _________      ______      _____________
              Communications Equipment
              _____________________
292           ADCT       ADC Telecommunications, Inc.                              3.36%          $ 17.188    $  5,019
 83           GLW        Corning Incorporated                                      3.33%            59.938       4,975
103           JDSU       JDS Uniphase Corporation                                  3.31%            48.125       4,957
126           NOK        Nokia Oy (ADR)                                            3.32%            39.438       4,969
157           NT         Nortel Networks Corporation (3)                           3.35%            31.938       5,014
 71           QCOM       QUALCOMM Incorporated                                     3.37%            70.938       5,037
 89           TLAB       Tellabs, Inc.                                             3.32%            55.813       4,967

              Computers & Peripherals
              _____________________
 53           BRCD       Brocade Communications Systems, Inc.                      3.27%            92.375       4,896
234           DELL       Dell Computer Corporation                                 3.36%            21.500       5,031
 70           EMC        EMC Corporation                                           3.27%            69.875       4,891
163           HWP        Hewlett-Packard Company                                   3.31%            30.375       4,951
132           SLR        Solectron Corporation                                     3.33%            37.790       4,988
160           SUNW       Sun Microsystems, Inc.                                    3.36%            31.375       5,020

              Computer Software & Services
              ________________________
184           BMCS       BMC Software, Inc.                                        3.29%            26.750       4,922
 42           CHKP       Check Point Software Technologies Ltd. (3)                3.38%           120.563       5,064
104           ITWO       i2 Technologies, Inc.                                     3.35%            48.172       5,010
 95           MSFT       Microsoft Corporation                                     3.34%            52.563       4,993
157           ORCL       Oracle Corporation                                        3.34%            31.813       4,995
 73           SEBL       Siebel Systems, Inc.                                      3.34%            68.438       4,996
 55           VRTS       VERITAS Software Corporation                              3.32%            90.375       4,971

              Networking Products
              _______________
131           CSCO       Cisco Systems, Inc.                                       3.37%            38.500       5,044
 39           JNPR       Juniper Networks, Inc.                                    3.34%           128.000       4,992

              Semiconductor Equipment
              ____________________
 113          AMAT       Applied Materials, Inc.                                   3.36%            44.438       5,022
 131          NVLS       Novellus Systems, Inc.                                    3.39%            38.750       5,076

              Semiconductors
              _____________
 166          ALTR       Altera Corporation                                        3.32%            29.875       4,959
 158          INTC       Intel Corporation                                         3.31%            31.375       4,957
  94          LLTC       Linear Technology Corporation                             3.33%            52.938       4,976
  62          PMCS       PMC-Sierra, Inc. (3)                                      3.31%            79.938       4,956
 118          STM        STMicroelectronics N.V. (3)                               3.30%            41.813       4,934
  92          VTSS       Vitesse Semiconductor Corporation                         3.35%            54.438       5,008
                                                                                  ______                      ________
                                 Total Investments                                  100%                      $149,590
                                                                                  ======                      ========

_____________

See "Notes to Schedules of Investments" on page 28.

Page 27


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on January 16, 2001. Each Select Portfolio Series has a Mandatory Termination Date of July 17, 2002. Each Portfolio Series has a Mandatory Termination Date of July 19, 2006.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                         Cost of
                                                         Securities     Profit
                                                         to Sponsor     (Loss)
                                                         _________      ______
Communications Select Portfolio, Series 8                $149,509       $ 693
Energy Select Portfolio, Series 9                         150,396        (278)
Financial Services Select Portfolio, Series 10            148,485         178
Internet Select Portfolio, Series 12                      148,755         352
Leading Brands Select Portfolio, Series 9                 148,765         (17)
Pharmaceutical Select Portfolio, Series 11                149,133        (161)
Technology Select Portfolio, Series 14                    149,246         344
Communications Portfolio, Series 8                        149,509         693
Energy Portfolio, Series 9                                150,396        (278)
Financial Services Portfolio, Series 10                   148,485         178
Internet Portfolio, Series 12                             148,755         352
Leading Brands Portfolio, Series 9                        148,765         (17)
Pharmaceutical Portfolio, Series 11                       149,133        (161)
REIT Growth & Income Portfolio, Series 4                  148,898        (494)
Technology Portfolio, Series 14                           149,246         344

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 500, consists of 15 separate portfolios set forth below:

- Communications Select Portfolio, Series 8
- Energy Select Portfolio, Series 9
- Financial Services Select Portfolio, Series 10
- Internet Select Portfolio, Series 12
- Leading Brands Select Portfolio, Series 9
- Pharmaceutical Select Portfolio, Series 11
- Technology Select Portfolio, Series 14
- Communications Portfolio, Series 8
- Energy Portfolio, Series 9
- Financial Services Portfolio, Series 10
- Internet Portfolio, Series 12
- Leading Brands Portfolio, Series 9
- Pharmaceutical Portfolio, Series 11
- REIT Growth & Income Portfolio, Series 4
- Technology Portfolio, Series 14

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five and one-half years.

Communications Select Portfolio, Series 8 and Communications Portfolio, Series 8 each consist of a portfolio of common stocks of communications companies, diversified across domestic and international companies involved in communications services, communications equipment, fiber optics, networking products and wireless communications.

The focus of the communications industry is constantly being reshaped. It is due in large part to increasing competition, consolidation and technology. Technology has been playing a particularly crucial role. So much so that many communications companies are beginning to concentrate on more high-tech and high-growth areas such as wireless communications, the Internet and digital technology. With Internet usage continuing to increase and the number of wireless subscribers worldwide nearly tripling over the last three years, we believe the potential opportunity for growth in these areas is becoming more evident.

Because of increasing competition, communications companies are realizing that the quality of their offerings may ultimately determine their level of success. Many companies have already turned to mergers and acquisitions as a means of attaining new technologies in an effort to reach more consumers. Others have forged strategic alliances with companies outside the industry to broaden their exposure.

Regardless of the avenue they choose, the dream of converging services is becoming reality. Consumers can now get multiple services such as Internet access, wireless and traditional telephone service, and cable from one company, on one bill.

Consider the following factors:

- The U.S. Telecommunications Act of 1996 and the 1997
Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

- The growing popularity of the Internet is creating greater demand for data traffic. Advanced technologies like high-speed digital systems using fiber optic cables are one means being utilized to satisfy this demand.

- According to market research company Forrester Research, revenues from wireless operations have the potential to grow exponentially over the next several years.

- Cahners In-Stat Group predicts that approximately 1.5 billion handsets, personal digital assistants and Internet appliances could be equipped with wireless capabilities by the end of 2004.


Based on the composition of the portfolios on the Initial Date of Deposit, the Communications Portfolios are considered Large-Cap Blend Trusts.


Energy Select Portfolio, Series 9 and Energy Portfolio, Series 9 each consist of a portfolio of common stocks of energy companies which the Sponsor believes are positioned to take advantage of the world's increasing demand for energy. The demand for energy, in all of its forms, tends to be driven largely by economic prosperity and is, therefore, cyclical in nature. The United States consumes approximately 25% of the world's supply of oil; however, we anticipate that emerging countries, along with Asia, may experience the highest rate of growth in demand in the not too distant future. According to Standard & Poor's, emerging countries are expected to account for more than 50% of world demand by the year 2015. In the 1990s, oil and natural gas stocks were mostly out of favor, but the companies in the industry began consolidating and cutting costs to position themselves to benefit from upward cycles.

The technologies that are presently being employed in the field of oil and gas exploration are helping reduce the cost of extracting oil and natural gas by saving detection time and allowing companies to capture a higher percentage of tapped reserves.

3-D Seismic Imaging. This is a relatively new technology that utilizes the vibration from sound waves to construct a three-dimensional, computer generated, picture of a geological formation. This process has the potential to greatly improve the odds of locating oil and gas.

Horizontal Drilling. New instrumentation can now be attached to a drill bit to generate real time geological information, without impeding the drilling process. It is estimated that horizontal drilling has the potential to out-produce a vertical well by as much as sevenfold. This technique has been especially cost-effective in offshore drilling.

By the year 2020, the Energy Information Administration projects that the world will consume approximately three times as much energy as it did 30 years ago.

Consider the following factors:

- Oil prices have a significant influence on capital spending. Oil companies need a sustained upward trend in oil prices to justify risking large amounts of investment capital on rigs and exploration. For this reason, the oil industry tends to experience longer peaks and troughs than most cyclical industries.

- Forrester Research estimates that online sales of gas and electricity will exceed $250 billion in 2004, up from a modest $11 billion in 1999. [Standard & Poor's Industry Surveys]

- Technological advances, including the Internet, continue to shape the oil business, enhancing producers' ability to obtain greater quantities of oil and gas, while political and regulatory issues surface in the public arena.


Based on the composition of the portfolios on the Initial Date of Deposit, the Energy Portfolios are considered Large-Cap Value Trusts.


Financial Services Select Portfolio, Series 10 and Financial Services Portfolio, Series 10 each consist of a portfolio of common stocks of companies that provide a wide variety of financial services.

The financial services industry has undergone several significant changes during its storied history. Perhaps none have been more noteworthy than the recent overturn of the Glass-Steagall Act. Firms can now create "financial supermarkets" that offer services including traditional banking, insurance underwriting, securities underwriting, investment brokerage and merchant banking.

We believe that there are a few major trends that should continue pushing the financial industry. The first is an aging population. Nearly three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earning years. Another driving factor behind the industry is technological innovation. Improved technology has enabled financial companies to increase their volume and reduce transaction costs in order to attract consumers. E-commerce, once viewed as a threat, is now being embraced by many in the industry.

Because most purchases made over the Internet are charged, companies that offer credit card services are realizing that e-commerce represents a significant source of potential revenue. Others have begun offering products and services over the Internet simply to satisfy growing demand or as an effective cross-selling tool.

For much of the industry, however, the greatest impact may come from merger and acquisition ("M&A") activity. U.S. M&A activity continues to remain strong, led by the telecommunications, radio and TV, and banking industries. Now that the Glass-Steagall Act is no longer a barrier, companies throughout the financial services industry can now use consolidation as a way to compete more effectively and implement new growth strategies just as other industries have done.

Consider the following factors:

- In 2000, trading volume on the New York Stock Exchange was up nearly 30% versus the previous year. [NYSE.com]

- The banking industry is generally healthy due to a strong economy, relatively low interest rates and recent favorable regulatory changes.

- We believe that the recent proposal to eliminate the pooling method of accounting will add further pressure for consolidation within the industry.

- In the decade of the 1990s, assets under management grew from just over $1.07 trillion to more than $6.84 trillion. Much of this growth can be attributed to increased retirement savings and gains in the stock market. [Standard & Poor's Industry Surveys]

Based on the composition of the portfolios on the Initial Date of Deposit, the Financial Services Portfolios are considered Large-Cap Value Trusts.



Internet Select Portfolio, Series 12 and Internet Portfolio, Series 12 each consist of a portfolio of common stocks of technology companies which provide products or services for, or conduct business on, the Internet.


The number of individuals connecting to the Internet is growing daily. A recent report by the Computer Industry Almanac projects that there could potentially be over 600 million people around the world with Internet access by the year 2002. The report also suggests that by the end of the year 2002, there will be 23 countries where over 30 percent of the population will be Internet users.

Although the potential scope of the Internet is impressive, its effects may be even more dramatic. One of the Internet's most significant effects is to cut the cost of interaction-the searching, coordinating, and monitoring that people and companies must do when they exchange goods, services or ideas. McKinsey & Company estimates that the costs associated with these activities could drop by as much as 80 percent or more if they are handled electronically. Pervading all economies, these costs account for more than a third of economic activity in the United States. Though still considered to be in its infancy, the Internet has already had an impact on business, consumers and nearly every aspect of today's society. Whether this rate of change will continue and where it will take us may be determined, in our opinion, in large part by the companies in these Trusts.

New technologies continue to be accepted faster than ever. While it took 35 years before one-quarter of U.S. households owned a telephone, the Internet took only seven years to reach the same level of penetration. [Red Herring]

Consider the following factors:

- More than 120 million people are online in the United States alone, and the number of online users is expected to dramatically increase in the future. [The Industry Standard]

- People are spending an average of 10 hours online per month, a 23% jump over 1999. [The Industry Standard]

- Business-to-business online revenues are forecasted to grow significantly over the next several years. [The Industry Standard]

- Improved security measures are helping fuel consumer transactions over the Web. Global e-commerce spending for the fourth quarter of 2000 was expected to jump 85.5%, to $19.5 billion, from $10.5 billion in the fourth quarter of 1999. [The Industry Standard]

- Almost 100 million U.S. adults are now going online every month. That is half of American adults and a 27% increase over 1999 in the number who surf the Web. [The Industry Standard]

- There are approximately 2.7 billion pages on the Web, an 80% increase from 1999. [The Industry Standard]


Based on the composition of the portfolios on the Initial Date of Deposit, the Internet Portfolios are considered Large-Cap Growth Trusts.


Leading Brands Select Portfolio, Series 9 and Leading Brands Portfolio, Series 9 each consist of a portfolio of common stocks of companies in the consumer products industry. Almost every American is familiar with brand name companies. Many have become household names and their products can be found in almost every home across the country. This is also increasingly becoming the case overseas as more markets open in developing countries. Typically, leading brands companies have large advertising budgets and strong research and development enabling them to further expand into new markets. Today's consumer environment is becoming increasingly competitive, placing a stronger emphasis on establishing a powerful global brand. In any given year, thousands of new products in categories from toothpaste to bleach inundate the marketplace. By marketing aggressively both domestically and internationally, these blue-chip companies are able to establish a widely recognized brand name in an effort to attain market dominance.

Considering that the United States and Canada together make up approximately 5% of the world's population, it is evident that there are abundant opportunities for consumer products overseas. Realizing this, leading companies have been expanding into many untapped foreign markets where the growth rates in per capita income and spending are generally forecasted to outpace those of developed countries over the next decade. The companies in the Leading Brands Portfolios have been chosen for their financial strength and market dominance, competitive advantages, skilled management and essential products and services.

Consider the following factors:

- Relaxed trade agreements and improved political climates are opening more markets for producers of leading brand name products.

- Generally, the products and services of consumer goods companies remain in demand, even during uncertain economic times.

- A relatively healthy U.S. economy and the creation of the euro in Europe, which has the potential to encourage companies to increase their global branding efforts in that region, are both positive factors for consumer goods companies, considering that these regions have been two of the largest consumers of brand name products historically. [Standard & Poor's Industry Surveys]

- Some 80% of the world's population is in developing countries, which represents a potential growth opportunity. [Standard & Poor's Industry Surveys]


Based on the composition of the portfolios on the Initial Date of Deposit, the Leading Brands Portfolios are considered Large-Cap Growth Trusts.


Pharmaceutical Select Portfolio, Series 11 and Pharmaceutical Portfolio, Series 11 each consist of a portfolio of common stocks of pharmaceutical companies. According to Standard & Poor's, the pharmaceutical industry was projected to generate over $360 billion in sales worldwide in 2000, an increase of around 8% over 1999. The industry is highly competitive and extremely capital intensive. Drugmakers spend billions of dollars on researching and developing new products. In fact, according to the Pharmaceutical Research and Manufacturers of America, the amount of capital invested in R&D has nearly doubled every five years since 1970.

There are approximately 78 million baby boomers living in the United States, some of whom will begin turning 65 after 2010. Currently, it is estimated that 70% of Americans over the age of 65 suffer from cardiovascular disease. We believe that as average life expectancies increase, the number of people at risk for disease will increase.

The Food & Drug Administration. In 1997, the Food and Drug
Administration (FDA) relaxed its restrictions on pharmaceutical companies advertising drugs directly to the public. The FDA, which now has a faster review process in place, is creating a business environment that could make it quicker and more economical for some drugmakers to bring new products to market.

Demand Driven By Need. The bottom line is that the demand for prescription and over-the-counter drugs is driven more by need than price. We believe that an aging population coupled with longer life expectancies should help support demand for drugs in the future.

Research-based pharmaceutical companies continue to invest record-setting amounts in research and development. According to the Pharmaceutical Research and Manufacturers of America, spending has grown from approximately $2.5 billion in 1980 to a new record level of approximately $26.4 billion in 2000.

Consider the following factors:

- The Pharmaceutical Research and Manufacturers of America reported that the industry currently has over 1,000 new medicines in development to treat hundreds of serious diseases.

- Pharmaceutical companies have initiated a number of cost-containment measures such as using the Internet to reduce administrative costs, and forging alliances with biotechnology companies.

- Drugmakers are promoting their products to the public through all of the major media outlets. According to IMS Health, direct-to-consumer advertising totaled $1.3 billion in the first half of 2000, an increase of approximately 44% over the previous six months.

- Managed care providers, especially HMOs, encourage the use of pharmaceuticals because they are regarded as a relatively inexpensive form of treatment and are less invasive.


Based on the composition of the portfolios on the Initial Date of Deposit, the Pharmaceutical Portfolios are considered Large-Cap Growth Trusts.


REIT Growth & Income Portfolio, Series 4 consists of a portfolio of common stocks of Real Estate Investment Trusts ("REITs"). A REIT is a company that buys, develops, and manages income producing real estate such as apartments, shopping centers, offices, and warehouses. In short, a REIT is a corporation that pools the capital of many investors to purchase all forms of real estate.

The REIT Growth & Income Portfolio invests in a number of these REITs, offering a simple and convenient way to achieve a diversified portfolio with one purchase. The portfolio offers diversification among different types of properties as well as regional diversification. This type of diversification helps to reduce some of the fluctuations in the real estate market as a result of economic downturns or changes in supply and demand in a specific region or type of property. REITs allow investors to participate in a growing real estate industry. The market capitalization of REITs has grown from roughly $8.7 billion in 1990 to approximately $124.3 billion in 1999 [National Association of Real Estate Investment Trusts].

REITs offer investors several advantages over ownership of individual properties. REITs are currently required to annually distribute a majority of their income as dividends to shareholders, making them a great source of steady income without forcing investors to manage the properties themselves. Investors can enjoy the benefits of capital appreciation if properties are sold at a profit. Another advantage is liquidity. Compared to traditional privately held real estate, which may be difficult to sell, REITs are traded on major stock exchanges making them highly liquid. REIT investors also gain the advantage of skilled management since REIT management teams tend to be experts within their specific property or geographic niches.

Consider the following factors:

- The REIT Modernization Act allows REITs to own taxable REIT subsidiaries. This act will enable REITs to grow non-rental income through various initiatives such as offering their tenants telephone or energy services.

- The REIT Modernization Act will reduce the income distribution requirement from 95% to 90%, allowing REIT management teams more flexibility with available cash, including the ability to initiate stock repurchase programs.

- REIT property fundamentals are currently strong due to stable rental income and consistent occupancy rates.

- We believe fears of oversupply from new real estate developments have diminished.

- Because the correlation of REIT returns with the returns of other market sectors is relatively low, we feel REITs provide an added diversification benefit to your overall portfolio.

Technology Select Portfolio, Series 14 and Technology Portfolio, Series 14 each consist of a portfolio of common stocks of technology companies involved in the manufacturing, sales or servicing of computers and peripherals, computer software and services, networking products, communications equipment, semiconductor equipment and semiconductors.

If you are looking to invest in cutting-edge technology, you may not need to look any further than the Internet. It is now estimated that over 300 million people are connected to the Web worldwide. The technology that makes it all possible is developed by computer, software, networking and communications companies. Now that the infrastructure is in place, we believe the focus of technology is shifting to e-commerce.

E-commerce can be divided into two main categories: business-to-consumer and business-to-business. Business-to-business online revenues were roughly $213 billion in 2000, while business-to-consumer revenues were estimated to be as much as $45 billion.

Software Solutions. E-commerce and business-to-business commerce are creating demand and opportunity for software products in many areas including supply-chain management (SCM) and database software. These software systems can navigate massive amounts of data to help streamline manufacturing and distribution, monitor inventories, and perform transaction management.

Higher Productivity. Technology has played an integral part in the economic prosperity enjoyed by the United States during the 1990s. It has helped increase productivity and curb inflation. We believe that the Internet should continue to fuel technological innovation for years to come as businesses of all sizes go online to increase distributions and boost efficiency.

Data Networking. The value of information lies in its application. Computer networks connect computers and peripheral equipment so that information can be shared. As e-commerce evolves, the need for businesses to network with suppliers and customers should create strong demand for those companies that provide equipment and data networking services.

The Impact of E-Commerce Improved Productivity.

We expect the expanding use of e-commerce to result in significant cost savings in transactions.

Tighter Inventory. Using the Internet to improve forecasting and replenishment of products, companies should be able to reduce inventory costs as suppliers are linked by just-in-time inventory systems.

Better Customer Service. E-commerce should dramatically reduce the amount of time it takes to process orders. In addition, customer service costs should be reduced through the use of a Web customer service interface to decrease errors.

Consider the following factors:

- Half of all U.S. households own a computer. Lower-income households are buying personal computers at a faster rate than any other segment, in part, because of the introduction of models that retail below $1,000. [The Industry Standard]

- More than 120 million people are online in the United States alone, and the number of online users is expected to dramatically increase in the future. [The Industry Standard]

- Investment in technology is growing. The worldwide IT market was valued at $360 billion in 1993. By 2002, IBM expects the overall IT market to grow to approximately $1.6 trillion. [PricewaterhouseCoopers LLP]

- More than half of the traffic now carried over telecommunications networks is data. [The Industry Standard]

- Semiconductor sales rose 31% from 1999 to a record $221.1 billion in 2000. [Infobeads]


Based on the composition of the portfolios on the Initial Date of Deposit, the Technology Portfolios are considered Large-Cap Growth Trusts.



The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined as of the Initial Date of Deposit and due to changes in the value of the Securities, may vary thereafter. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $2 billion; Mid-Cap-$2 billion to $10 billion; Large-Cap-over $10 billion. A Trust, however, may contain individual stocks that do not fall into its stated market capitalization designation.


You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S. and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain of the Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Communications Industry. Because more than 25% of the Communications Portfolios are invested in communications companies, these Trusts are considered to be concentrated in the communications industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Consumer Products Industry. The Leading Brands Portfolios are considered to be concentrated in the consumer products industry. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Energy Industry. The Energy Portfolios are considered to be concentrated in companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies. General problems of the petroleum and gas products industry include volatile fluctuations in price and supply of energy fuels, international politics, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

Financial Services Industry. The Financial Services Portfolios are considered to be concentrated in the financial services industry which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Pharmaceutical Industries. The Pharmaceutical Portfolios are considered to be concentrated in the biotechnology and pharmaceutical industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Real Estate Investment Trusts. The REIT Growth & Income Portfolio is considered to be concentrated in Real Estate Investment Trusts ("REITs"). REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Technology Industry. The Internet Portfolios and the Technology Portfolios are considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum transactional sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum transactional sales charge (2.85% of the Public Offering Price for each

Select Portfolio Series and 4.40% of the Public Offering Price for each Portfolio Series) and the maximum remaining deferred sales charge (initially equal to $.185 per Unit for each Select Portfolio Series and $.340 per Unit for each Portfolio Series). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, five monthly deferred sales charge payments of $.037 per Unit for each Select Portfolio Series or $.068 per Unit for each Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from August 20, 2001 through December 20, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.85% of the Public Offering Price for each Select Portfolio Series or more than 3.40% of the Public Offering Price for each Portfolio Series.


If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 2.85% of the Public Offering Price per Unit (equivalent to 2.934% of the net amount invested) for each Select Portfolio Series and 4.40% of the Public Offering Price per Unit (equivalent to 4.603% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the transactional sales charge will be reduced by 1/2 of 1% on each subsequent January 31, commencing January 31, 2002, to a minimum transactional sales charge of 3.00%.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum transactional sales charge is reduced as described below:

For each Select Portfolio Series:


                                    Your maximum
                                    transactional
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   _____________
$50 but less than $100              2.60%
$100 but less than $150             2.35%
$150 but less than $500             2.00%
$500 but less than $1 million       1.85%
$1 million or more                  1.35%


For each Portfolio Series:


                                    Your maximum
                                    transactional
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   _____________
$50 but less than $100              4.15%
$100 but less than $250             3.90%
$250 but less than $500             3.40%
$500 but less than $1 million       2.40%
$1 million or more                  1.50%


* Breakpoint transactional sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced transactional sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced transactional sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced transactional sales charge. Broker/dealers will receive a concession of 1.00% of the Public Offering Price on Portfolio Series' Units sold subject to the transactional sales charge reduction for purchases of $1 million or more. In all other instances, any reduced transactional sales charge is the responsibility of the party making the sale.

You may use redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. Please note that any deferred sales charge remaining on units you redeem to buy Units of the Trusts will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum transactional sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum transactional sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.


For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.50% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 1.50% of the sales price of these Units.

For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.30% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge after January 31, 2002). However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.30% of the sales price of these Units. Dealers and other selling agents will receive an additional volume concession or agency commission on all Portfolio Series Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.


Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:


Total Sales per Trust               Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $10                .10%
$10 or more                         .20%


Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. In addition, dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $1.75 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.


From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies Trusts according to capitalization and/or investment style.


                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.


As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of each Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .35%. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of your Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect more than .50% for each Select Portfolio Series and .55% for each Portfolio Series of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.


In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.


GRANTOR TRUSTS.



The following applies only to Communications Select Portfolio, Series 8; Energy Select Portfolio, Series 9; Financial Services Select Portfolio, Series 10; Internet Select Portfolio, Series 12; Leading Brands Select Portfolio, Series 9; Pharmaceutical Select Portfolio, Series 11; Technology Select Portfolio, Series 14; Communications Portfolio, Series 8; Energy Portfolio, Series 9; Financial Services Portfolio, Series 10; Internet Portfolio, Series 12; Leading Brands Portfolio, Series 9; Pharmaceutical Portfolio, Series 11 and Technology Portfolio, Series 14.


Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).


If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years. Because each Select Portfolio Series has a maturity of approximately 18 months, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in those securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.


In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units
(except for Fee Accounts) or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.


REGULATED INVESTMENT COMPANY.



The following applies only to REIT Growth & Income Portfolio, Series 4.



Trust Status.



The Trust intends to qualify as a "regulated investment company" under the Internal Revenue Code of 1986, as amended. If the Trust does in fact qualify as a regulated investment company and distributes its income as required by tax law, the Trust generally will not be subject to federal income taxes or excise taxes on income earned from the Securities. You, however, will be subject to federal income taxes on dividends you receive from the Trust.

Ordinary Income Distributions.



Distributions of the Trust's income, unless designated as capital gain dividends, will generally be taxable to you as ordinary income. To the extent distributions in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce your basis and be treated as a gain from the sale of Units to the extent they exceed your basis. Distributions from the Trust are not eligible for the 70% dividends received deduction for corporations. Under certain circumstances, distributions made to you in January must be treated for federal income tax purposes as having been received by you on December 31 of the previous year.



Capital Gains Dividends, Your Tax Basis and Income or Loss upon
Disposition.



Distributions of net capital gain from the Trust which are designated by the Trust as capital gain dividends will generally be taxable to you as long-term capital gain, regardless of how long you have owned your Units. However, if you receive a capital gain dividend and sell your Units prior to holding them for six months, the loss will be recharacterized as long-term capital loss to the extent of the long-term capital gain received as a dividend.



In addition, the Trust may designate some capital gain dividends as "unrecaptured Section 1250 gain distributions," in which case the dividend would be subject to a maximum tax rate of 25% (rather than 20%). You will generally recognize capital gain or loss when you dispose of your Units (by sale, redemption or otherwise). To determine the amount of this gain or loss, you must subtract your tax basis in your Units from what you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units. In some cases, however, you may have to adjust your tax basis after you purchase your Units.



If you are an individual, the maximum marginal federal tax rate for net capital gain (except for unrecaptured Section 1250 gains, as discussed above) is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.



In-Kind Distributions



Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at the Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. This transaction, however, is subject to taxation and you will recognize gain or loss, generally based on the value at that time, of the Securities received.



Limitations on the Deductibility of Trust Expenses.



Certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unit holders in excess of the distributions received from the Trust.



Foreign Investors.



If you are a foreign investor, subject to applicable tax treaties, distributions from the Trust which constitute dividends for U.S. federal income tax purposes (other than dividends designated by the Trust as capital gain dividends) will be subject to U.S. income taxes, including withholding taxes. Distributions designated as capital gain dividends should not be subject to U.S. federal income taxes, including withholding taxes, provided certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust, except for REIT Growth & Income Portfolio, Series 4, by notifying the Trustee at least 10 days before any Record Date. There is no distribution reinvestment option for REIT Growth & Income Portfolio, Series 4. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption (except for Fee Accounts), rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. If you elect to receive an In-Kind Distribution of Securities contained in REIT Growth & Income Portfolio, Series 4, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.


The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.


If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. If you elect to receive an In-Kind Distribution of Securities contained in REIT Growth & Income Portfolio, Series 4 at termination, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.


    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the

Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             FIRST TRUST (R)

                COMMUNICATIONS SELECT PORTFOLIO, SERIES 8
                    ENERGY SELECT PORTFOLIO, SERIES 9
             FINANCIAL SERVICES SELECT PORTFOLIO, SERIES 10
                  INTERNET SELECT PORTFOLIO, SERIES 12
                LEADING BRANDS SELECT PORTFOLIO, SERIES 9
               PHARMACEUTICAL SELECT PORTFOLIO, SERIES 11
                 TECHNOLOGY SELECT PORTFOLIO, SERIES 14
                   COMMUNICATIONS PORTFOLIO, SERIES 8
                       ENERGY PORTFOLIO, SERIES 9
                 FINANCIAL SERVICES PORTFOLIO, SERIES 10
                      INTERNET PORTFOLIO, SERIES 12
                   LEADING BRANDS PORTFOLIO, SERIES 9
                   PHARMACEUTICAL PORTFOLIO, SERIES 11
                REIT GROWTH & INCOME PORTFOLIO, SERIES 4
                     TECHNOLOGY PORTFOLIO, SERIES 14

                                 FT 500

                                Sponsor:

                          NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-53412) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

    Information about the Trusts, including their Codes of Ethics, is available on the EDGAR Database on the Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.; Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov


                            January 17, 2001


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust (R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 500 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated January 17, 2001. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Communications                                              2
   Consumer Products                                           3
   Energy                                                      3
   Financial Services                                          4
   Pharmaceutical                                              7
   Real Estate Investment Trusts ("REITs")                     7
   Technology                                                  8
Portfolios
   Communications                                              9
   Energy                                                     11
   Financial Services                                         13
   Internet                                                   14
   Leading Brands                                             16
   Pharmaceutical                                             18
   REIT Growth & Income                                       19
   Technology                                                 21

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the

Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The court entered into a final judgment on June 7, 2000 in which it called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The court also called for significant operating restrictions to be placed on the company until such time as the separation was completed. Microsoft has stated that it will appeal the rulings against it after the penalty phase and final decree. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.

Concentrations

Communications. An investment in Units of the Communications Portfolios should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trusts' portfolios are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Consumer Products. An investment in the Leading Brands Portfolios should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Energy. An investment in Units of the Energy Portfolios should be made with an understanding of the problems and risks such an investment may entail. The Energy Portfolios invest in Securities of companies involved in the energy industry. The business activities of companies held in the Energy Portfolios may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Energy Portfolios may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Energy Portfolios.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in each of the Energy Portfolios.

Financial Services. An investment in Units of the Financial Services Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trusts' portfolios cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trusts' portfolios. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trusts' portfolios.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Financial Services Portfolios will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Pharmaceutical. An investment in Units of the Pharmaceutical Portfolios should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trusts.

Real Estate Investment Trusts ("REITs"). An investment in Units of the REIT Growth & Income Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the REIT Growth & Income Portfolio.

Technology. An investment in Units of the Internet Portfolios and the Technology Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trusts.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

Equity Securities Selected for Communications Select Portfolio, Series 8
                 and Communications Portfolio, Series 8

Both the Communications Select Portfolio, Series 8 and the
Communications Portfolio, Series 8 contain common stocks of the following companies:


Communications Services (Domestic)
__________________________________



BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.



Verizon Communications, Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.



WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.

Communications Services (Foreign)
_________________________________



Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.



Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the parent company of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.



Telefonica S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.



Telefonos de Mexico SA de CV (ADR), headquartered in Mexico City,
Mexico, provides local, domestic and international long-distance, wireless, data, and video transmission services in Mexico.



Communications Equipment
________________________



ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Fiber Optics
____________



Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Sycamore Networks, Inc., headquartered in Chelmsford, Massachusetts, develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies and wholesale carriers.



Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Wireless Communications
_______________________



Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.



L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunication services including cellular phones, personal handyphone systems (PHS), paging, satellite mobile communication and

Page 10

wireless Private Branch Exchange system services. The company also sells cellular phones, PHS, car phones and pagers.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Sprint Corp. (PCS Group), headquartered in Kansas City, Missouri, operates the largest 100% digital, 100% personal cellular communication system ("PCS") nationwide wireless network in the United States.



Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


  Equity Securities Selected for Energy Select Portfolio, Series 9 and
                       Energy Portfolio, Series 9

Both the Energy Select Portfolio, Series 9 and the Energy Portfolio, Series 9 contain common stocks of the following companies:


Natural Gas
___________



Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids.



Dynegy Inc., headquartered in Houston, Texas, through subsidiaries, markets natural gas, natural gas liquids, crude oil and electric power; and gathers, processes and transports natural gas through ownership and operation of natural gas processing plants, storage facilities and pipelines in North America and the United Kingdom.



El Paso Energy Corporation, headquartered in Houston, Texas, operates in the areas of interstate and intrastate transportation; the gathering and processing of natural gas; the marketing of natural gas, power and other commodities; and the operation of energy infrastructure facilities worldwide.



Enron Corp., headquartered in Houston, Texas, gathers, transports and markets natural gas at wholesale; explores for and produces natural gas and crude oil; produces, purchases, transports and markets natural gas liquids, crude oil and refined petroleum products; and develops, constructs and operates natural gas-fired power plants.



The Williams Companies, Inc., headquartered in Tulsa, Oklahoma, through subsidiaries, transports, sells, gathers and processes natural gas; transports petroleum products; and provides telecommunications services. The company also provides a variety of other products and services to the energy industry and financial institutions.



Oil & Gas-Drilling
__________________



ENSCO International Incorporated, headquartered in Dallas, Texas, is an international offshore contract drilling company that also provides marine transportation services in the Gulf of Mexico.



Global Marine Inc., headquartered in Houston, Texas, provides offshore drilling services on a day rate basis and offshore drilling management services on a turnkey basis.



Nabors Industries, Inc., headquartered in Houston, Texas, operates one of the largest land oil and gas drilling contract businesses in the world. The company also provides a number of ancillary well-site services and makes top drives for a broad range of drilling rig applications and rig instrumentation equipment to monitor rig performance.



Noble Drilling Corporation, headquartered in Houston, Texas, operates as a major drilling contractor with offshore operations in the United States, Africa, Canada, India, Mexico, the Middle East, the North Sea and South America.



Santa Fe International Corporation, headquartered in Dallas, Texas, conducts international offshore and land contract drilling. The company also provides drilling related services to the petroleum industry worldwide, including third-party rig operations, incentive drilling, drilling engineering and project management services.



Oil & Gas-Exploration & Production
__________________________________



Anadarko Petroleum Corporation, headquartered in Houston, Texas, explores for, develops, produces and markets natural gas, crude oil, condensate and natural gas liquids, both domestically and internationally. The company also participates in overseas exploration joint ventures.


Page 11



Barrett Resources Corporation, headquartered in Denver, Colorado, explores for, develops and produces oil and gas, mostly in the Rocky Mountain region of Colorado, Utah and Wyoming. The company also operates in the mid-continent region of the United States and the Gulf of Mexico region of offshore Louisiana and Texas.



Burlington Resources Inc., headquartered in Houston, Texas, explores for, develops and produces oil and gas. The company's properties are primarily located in the United States, while its international operations are conducted in the North Sea, South America, the United Kingdom and Indonesia.



EOG Resources, Inc., headquartered in Houston, Texas, explores for, develops, produces and markets natural gas and crude oil. The company's operations are primarily in major producing basins in the United States, as well as in Canada, Trinidad and India and, to a lesser extent, selected other international areas.



Vintage Petroleum, Inc., headquartered in Tulsa, Oklahoma, acquires, explores and develops oil and gas reserves. The company also purchases, gathers and markets gas and oil in the United States, Argentina and Bolivia.



Oil-Field Services
__________________



BJ Services Company, headquartered in Houston, Texas, provides well stimulation, cementing, sand control and coiled tubing services used in the completion of new oil and natural gas wells and in remedial work on existing wells, both onshore and offshore.



Baker Hughes Incorporated, headquartered in Houston, Texas, makes drilling products for the oil and gas industry; production products used in installing, cementing, and perforating the casing in the drilling hole; and process equipment, pumps and instrumentation.



Halliburton Company, headquartered in Dallas, Texas, through subsidiaries, provides services and products for the exploration, development and production segments of the petroleum industry. The company also provides engineering, construction, project management, facilities operation and maintenance, and environmental services for industrial and governmental customers.



Schlumberger Limited, headquartered in New York, New York, supplies products and services to the petroleum industry. The company's oilfield services cover exploration, production and completion services; and its Omnes unit provides information technology and communications services to oil and gas concerns. The company also supplies test and technology services.



Tidewater Inc., headquartered in New Orleans, Louisiana, provides services and equipment to the offshore energy industry through the operation of one of the world's largest fleets of offshore service vessels.



Weatherford International, Inc., headquartered in Houston, Texas, provides marine drilling and workover services to the oil and gas industries. The company also makes, distributes and services oilfield equipment, drill pipes, premium tubulars and artificial lift products.



Oil-Integrated
______________



Chevron Corporation, headquartered in San Francisco, California, explores for, develops and produces crude oil and natural gas; refines crude oil into finished petroleum products; transports and markets crude oil, natural gas and petroleum products; and makes chemicals for industrial uses.



Conoco Inc. (Class A), headquartered in Houston, Texas, explores for, produces and sells crude oil, natural gas and natural gas liquids. The company's downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. The company operates worldwide.



ENI SpA (ADR), headquartered in Rome, Italy, through subsidiaries, explores for, develops and produces oil and natural gas; supplies, transmits and distributes natural gas; refines and markets oil and petroleum products; produces and sells petrochemicals; and provides contracting and engineering oilfield services.



Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.



Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.



Total Fina Elf SA (ADR), headquartered in Paris, France, makes rubber-based products and specialty chemicals; explores for and produces crude oil and natural gas; and refines and markets petroleum products.



USX-Marathon Group, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.



Oil-Refining & Marketing
________________________



Tosco Corporation, headquartered in Stamford, Connecticut, refines and markets petroleum products in the United States, primarily on the East and West Coasts. The company's refineries process crude oil, feedstocks and blendstocks into various petroleum products. The company also has related commercial activities throughout the United States and internationally.

Valero Energy Corporation, headquartered in San Antonio, Texas, is one of the largest independent U.S. refining and marketing companies, and the largest on the Gulf Coast. The company mainly produces premium, environmentally clean products such as reformulated gasoline and low-sulfur diesel oxygenates. It also produces a substantial slate of middle distillates, jet fuel and petrochemicals.


   Equity Securities Selected for Financial Services Select Portfolio,
           Series 10 and Financial Services Portfolio, Series 10

Both the Financial Services Select Portfolio, Series 10 and the
Financial Services Portfolio, Series 10 contain common stocks of the following companies:


Banks & Thrifts
_______________



Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.



Comerica Incorporated, headquartered in Detroit, Michigan, conducts a general commercial banking business primarily in four states. Business conducted includes corporate, consumer and private banking, institutional trust and investment management, international finance and trade services.



Firstar Corporation, headquartered in Milwaukee, Wisconsin, is the holding company for Firstar Bank. The company offers banking, trust, investment, insurance and securities brokerage services. The company also operates a consumer finance company and an investment advisory firm.



Fleet Boston Financial Corporation, headquartered in Boston,
Massachusetts, conducts a general commercial banking and trust business through a network of branch offices, ATMs and telephone banking centers. The company also provides other activities related to banking and finance.



J.P. Morgan Chase & Co., headquartered in New York, New York, conducts domestic and international financial services business with operations in more than 50 countries and clients throughout the world.



Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.



Financial Services
__________________



American Express Company, headquartered in New York, New York, through subsidiaries, provides travel-related services (including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications); investors' diversified financial products and services; and international banking services.



Capital One Financial Corporation, headquartered in Falls Church,
Virginia, through subsidiaries, issues Visa and MasterCard credit card products to customers in the United States and the United Kingdom. The company also provides consumer lending and deposit services.



Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.



Concord EFS, Inc., headquartered in Memphis, Tennessee, provides electronic transaction authorization, processing, settlement and funds transfer services on a nationwide basis.



Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.



Freddie Mac, headquartered in McLean, Virginia, was chartered by Congress in 1970 to create a continuous flow of funds to mortgage lenders in support of home ownership and rental housing. The company purchases first lien, conventional and residential mortgages, including both whole loans and participation interests in such mortgages.



Household International, Inc., headquartered in Prospect Heights,
Illinois, through subsidiaries, provides consumer financial services, primarily offering consumer lending products to middle market consumers in the United States, Canada and the United Kingdom.



ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.



MBNA Corporation, headquartered in Wilmington, Delaware, is the holding company for MBNA America Bank, N.A. The company issues bank credit cards marketed primarily to members of associations and customers of financial institutions. The company also makes other consumer loans, and offers insurance and deposit products.



Providian Financial Corporation, headquartered in San Francisco,
California, provides consumer loans, deposit products and other banking services to consumers nationwide, including credit cards, revolving lines of credit, home loans, secured credit cards and fee-based services.

Insurance
_________



AFLAC Incorporated, headquartered in Columbus, Georgia, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer. The company also sells individual and group life, and accident and health insurance.



The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.



American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.



CIGNA Corporation, headquartered in Philadelphia, Pennsylvania, operates as one of the largest investor-owned, insurance-based financial services organizations in the country. The company focuses its efforts on employee benefits, property-casualty insurance, managed care products and services, retirement products and services and individual financial services worldwide.



John Hancock Financial Services, Inc., headquartered in Boston,
Massachusetts, provides insurance and investment products, including investment management and advisory services. The company serves retail and institutional clients.



Nationwide Financial Services, Inc. (Class A), headquartered in
Columbus, Ohio, is the holding company for Nationwide Insurance
Enterprise. The company offers long-term savings and retirement products to retail and institutional customers throughout the United States. Products offered include variable and fixed annuities, life insurance, mutual funds and retirement products. The company also offers administrative services.



Investment Services
___________________



The Bear Stearns Companies Inc., headquartered in New York, New York, provides investment banking, securities trading and brokerage services to corporations, governments, and institutional and individual investors worldwide. The company also provides securities clearing and financing services for broker/dealers, hedge funds, money managers and other clients worldwide.



Eaton Vance Corp., headquartered in Boston, Massachusetts, through subsidiaries, creates, markets and manages mutual funds. The company also provides management and counseling services to individual and institutional clients.



The Goldman Sachs Group, Inc., headquartered in New York, New York, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company's clients include corporations, financial institutions, government and high net-worth individuals.



Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.



Merrill Lynch & Co., Inc., headquartered in New York, New York, through subsidiaries, provides a variety of financial and investment services through offices around the world. The company serves individual and institutional clients with a range of financial services, including personal financial planning, trading and brokering, banking and lending, and insurance.



Morgan Stanley Dean Witter & Co., headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advisory services.



The Charles Schwab Corporation, headquartered in San Francisco,
California, through subsidiaries, provides discount securities brokerage and related financial services, and offers trade execution services for Nasdaq securities to broker/dealers and institutional customers.



Stilwell Financial, Inc., headquartered in Kansas City, Missouri, provides investment management services through its subsidiaries, Janus Capital Corporation, Berger LLC and Nelson Money Managers Plc. The company also has a minority interest in DST Systems, which provides information processing and software.


Equity Securities Selected for Internet Select Portfolio, Series 12 and
                      Internet Portfolio, Series 12

Both the Internet Select Portfolio, Series 12 and the Internet
Portfolio, Series 12 contain common stocks of the following companies:


Access/Information Providers
____________________________



AOL Time Warner Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes. The company also publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programing; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.



CNET Networks, Inc., headquartered in San Francisco, California, operates a media company integrating television programming with a network of channels on the World Wide Web. The company produces television programs and operates an Internet network focused on computers and technologies.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



TMP Worldwide Inc., headquartered in New York, New York, is a recruitment advertising agency and executive search and selection firm. The company has built Monster.com into one of the Internet's leading career destination portals.



WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.



Communications Equipment
________________________



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Computers & Peripherals
_______________________



Brocade Communications Systems, Inc., headquartered in San Jose,
California, supplies Fibre Channel switching solutions for storage area networks (SANs). The company's products are connected to computers and storage devices, such as disk drives and tape drives, that computers use to save information.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Internet Software & Services
____________________________



Ariba, Inc., headquartered in Mountain View, California, provides intranet- and Internet-based business-to-business electronic commerce solutions for operating resources, such as information technology and telecommunications equipment, professional services, supplies, facilities and office equipment, and expense items.



BEA Systems, Inc., headquartered in San Jose, California, markets and supports software used by large organizations to enable and support their most critical business processes. The company's products have been adopted in a wide variety of industries, including telecommunications, banking and finance, manufacturing, retail and transportation.

BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.



Inktomi Corporation, headquartered in Foster City, California, develops and markets scalable Internet software. The company's products are designed to enhance the performance and intelligence of large scale networks and include search engine, shopping engine and traffic service network caching products.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Openwave Systems, Inc., headquartered in Redwood City, California, is a leading provider of Internet-based communication infrastructure software and applications.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.



Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Sycamore Networks, Inc., headquartered in Chelmsford, Massachusetts, develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies and wholesale carriers.



Semiconductors
______________



Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.


Equity Securities Selected for Leading Brands Select Portfolio, Series 9
                and Leading Brands Portfolio, Series 9

Both the Leading Brands Select Portfolio, Series 9 and the Leading Brands Portfolio, Series 9 contain common stocks of the following companies:


Apparel/Retail
______________



The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."

Jones Apparel Group, Inc., headquartered in Bristol, Pennsylvania, designs, contracts for the manufacture of, and markets a broad range of primarily better-priced women's suits, dresses and sportswear. The company also sells clothing through "Jones" factory outlet stores and full-price retail stores.



Beverages
_________



Anheuser-Busch Companies, Inc., headquartered in St. Louis, Missouri, produces and distributes beer under brand names such as "Budweiser," "Busch" and "Michelob." The company also manufactures metal beverage containers, recycles metal and glass beverage containers, and operates rice milling and barley seed processing plants. The company also owns and operates theme parks.



The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups; and also markets juice and juice-drink products. The company's products are sold in 200 countries and include the leading soft drink products in most of these countries.



PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.



Consumer Electronics
____________________



Koninklijke (Royal) Philips Electronics N.V., headquartered in
Amsterdam, the Netherlands, makes lighting products; consumer electronics; components and sub-systems; music and films, integrated circuits and discrete semiconductors; and medical systems and business electronics. The company markets its products worldwide.



Food
____



ConAgra Foods, Inc., headquartered in Omaha, Nebraska, is a diversified food company that operates across the food chain, from agricultural input to the production and sale of branded consumer products.



H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, manufactures, packages and sells processed food products throughout the world. The company's products include ketchup, sauces/condiments, pet food, seafood products, baby food, soups, lower-calorie products, bakery products, frozen dinners and entrees, and frozen pizza. The company also provides weight control services.



Hershey Foods Corporation, headquartered in Hershey, Pennsylvania, manufactures, distributes and sells consumer food products. The company produces and distributes a line of chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.



Wm. Wrigley Jr. Company, headquartered in Chicago, Illinois, makes and sells chewing gum, sold in the United States and abroad under the names "Wrigley's Spearmint," "Doublemint," "Juicy Fruit," "Freedent," "Big Red," "Winterfresh," "Extra," "Arrowmint," "Cool Crunch," "Dulce 16," "Orbit," "Big Boy," "Hubba Bubba" and "Big G."



Household Products
__________________



The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."



Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."



Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."



Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.



Leisure/Entertainment
_____________________



AOL Time Warner Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes. The company also publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programing; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.



Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.



Pharmaceuticals
_______________



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.



Restaurants
___________



McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.



Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations in North America and the Pacific Rim. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.



Toiletries/Cosmetics
____________________



Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.



The Gillette Company, headquartered in Boston, Massachusetts, is a worldwide manufacturer of grooming products, writing instruments and correction products, toothbrushes and oral care appliances, and alkaline batteries.


Equity Securities Selected for Pharmaceutical Select Portfolio, Series 11
                and Pharmaceutical Portfolio, Series 11

Both the Pharmaceutical Select Portfolio, Series 11 and the
Pharmaceutical Portfolio, Series 11 contain common stocks of the following companies:


Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.



American Home Products Corporation, headquartered in Madison, New
Jersey, makes nutritionals, cardiovascular and metabolic disease therapies, mental health products, anti-inflammatory/analgesic products and vaccines, and over-the-counter drugs. The company also makes crop protection and pest control products.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Andrx Group, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.



AstraZeneca Group Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care, and specialist/hospital care.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



COR Therapeutics, Inc., headquartered in South San Francisco, California, focuses on the development of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company focuses on the discovery, development and commercialization of pharmaceutical products to prevent and treat severe cardiovascular diseases, including arterial thrombosis, a blockage occurring in an artery; venous thrombosis, a blockage occurring in a vein; and restenosis, a renarrowing of the arteries.



Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, is a specialty pharmaceutical company. The company develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous systems diseases and disorders.



Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex,
England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



King Pharmaceuticals, Inc., headquartered in Bristol, Tennessee, is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products.



Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.


 Equity Securities Selected for REIT Growth & Income Portfolio, Series 4

The REIT Growth & Income Portfolio, Series 4 contains stocks of the following companies:


Apartment Investment & Management Company, headquartered in Denver, Colorado, is a self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multi-family apartment properties.



Avalonbay Communities, Inc., headquartered in Alexandria, Virginia, is a self-managed real estate investment trust which owns or has interests in a portfolio of apartment communities located in the Northeast, Mid-Atlantic, Midwest and Pacific Northwest regions, as well as California.



Bedford Property Investors, Inc., headquartered in Lafayette,
California, is a self-managed real estate investment trust which invests in completed, income-producing real estate properties such as office and industrial buildings, mainly in the western United States.

Brandywine Realty Trust, headquartered in Newtown Square, Pennsylvania, is a self-managed real estate investment trust which owns a portfolio of primarily suburban office and industrial buildings located primarily in the Mid-Atlantic region. The company also owns an interest in and operates a commercial real estate management services company.



CBL & Associates Properties, Inc., headquartered in Chattanooga, Tennessee, is a self-managed real estate investment trust which is engaged in the ownership, operation, marketing, management, leasing, expansion, development, redevelopment, acquisition and financing of regional malls and community and neighborhood centers in the United States.



Camden Property Trust, headquartered in Houston, Texas, is a self-managed real estate investment trust engaged in the ownership, development, acquisition, marketing, management and disposition of multi-family apartment communities in the southwestern, southeastern, midwestern and western regions of the United States.



Capital Automotive REIT, headquartered in McLean, Virginia, is a self-managed real estate investment trust which owns multi-site, multi-franchised motor vehicle dealerships and motor vehicle-related businesses in major metropolitan areas throughout the United States.



Developers Diversified Realty Corporation, headquartered in Beachwood, Ohio, is a self-managed real estate investment trust which acquires, develops, redevelops, owns, leases, and manages shopping centers, business centers and undeveloped land.



Duke-Weeks Realty Corporation, headquartered in Indianapolis, Indiana, is a self-managed real estate investment trust that owns a portfolio of rental properties, primarily industrial and office. The company also provides related leasing and property management services.



EastGroup Properties, Inc., headquartered in Jackson, Mississippi, is a self-managed real estate investment trust focused on the ownership, acquisition and development of industrial properties in major Sunbelt markets throughout the United States.



Equity Office Properties Trust, headquartered in Chicago, Illinois, is a self-managed real estate investment trust engaged in acquiring, owning, managing, leasing and renovating office properties and parking facilities throughout the United States.



Equity Residential Properties Trust, headquartered in Chicago, Illinois, is a self-managed real estate investment trust engaged in the acquisition, disposition, ownership, management and operation of multifamily properties.



First Industrial Realty Trust, Inc., headquartered in Chicago, Illinois, is a self-managed real estate investment trust which owns, manages, acquires and develops bulk warehouse and light industrial properties located mainly in the midwestern United States.



General Growth Properties, Inc., headquartered in Chicago, Illinois, is a self-managed real estate investment trust which owns, develops, operates, leases and manages shopping centers throughout the United States.



Glenborough Realty Trust Incorporated, headquartered in San Mateo, California, is a self-managed real estate investment trust with a portfolio of properties including office, office/flex, industrial, multi-family, retail and hotel properties located throughout the United States.



Healthcare Realty Trust, Inc., headquartered in Nashville, Tennessee, is a self-managed real estate investment trust that integrates owning, managing and developing income-producing real estate properties related to health services throughout the United States.



Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.



Host Marriott Corporation, headquartered in Bethesda, Maryland, is a self-managed real estate investment trust which owns upscale and luxury full-service hotel properties mainly operated under the "Marriott," "Four Seasons," "Hyatt," "Ritz-Carlton" and "Swissotel" brand names.



Kimco Realty Corporation, headquartered in New Hyde Park, New York, is a self-managed real estate investment trust that owns and operates neighborhood and community shopping centers in 41 states.



Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust providing leasing, acquisition, development, property management and other related services for industrial and office properties located in the southeastern, mid-Atlantic and midwestern regions of the United States.



The Mills Corporation, headquartered in Arlington, Virginia, is a self-managed real estate investment trust that owns, develops, leases and manages a portfolio of market dominant retail and entertainment destinations.



Pan Pacific Retail Properties, Inc., headquartered in Vista, California, is a self-managed real estate investment trust which owns, manages, leases, acquires and develops shopping centers located primarily in the western United States.



ProLogis Trust, headquartered in Aurora, Colorado, is a self-managed real estate investment trust which acquires, develops, markets, leases, operates and manages distribution, light manufacturing and temperature-controlled facilities located primarily in full-service, master-planned business parks.

Reckson Associates Realty Corporation, headquartered in Melville, New York, is a self-managed real estate investment trust which owns and manages Class A suburban office and industrial properties in the New York tri-state area.



Summit Properties Inc., headquartered in Charlotte, North Carolina, is a self-managed real estate investment trust engaged in the development, acquisition and management of luxury apartment communities.


Equity Securities Selected for Technology Select Portfolio, Series 14 and
                     Technology Portfolio, Series 14

Both the Technology Select Portfolio, Series 14 and the Technology Portfolio, Series 14 contain common stocks of the following companies:


Communications Equipment
________________________



ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Computers & Peripherals
_______________________



Brocade Communications Systems, Inc., headquartered in San Jose,
California, supplies Fibre Channel switching solutions for storage area networks (SANs). The company's products are connected to computers and storage devices, such as disk drives and tape drives, that computers use to save information.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services, to original equipment manufacturers in the electronics industry.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.

Computer Software & Services
____________________________



BMC Software, Inc., headquartered in Houston, Texas, provides high-performance systems management software products for mainframe and client/server based information systems. The company also sells and provides maintenance enhancement and support services for its products.



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP")



i2 Technologies, Inc., headquartered in Dallas, Texas, provides supply chain management software, which encompasses the planning and scheduling of manufacturing and related logistics from raw materials procurement through work-in-process to customer delivery. The company's product, "RHYTHM," generates integrated solutions to planning and scheduling problems.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.



VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.



Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Semiconductor Equipment
_______________________



Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.



Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.



Semiconductors
______________



Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.




Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor (CMOS), BiCMOS and bipolar and complementary bipolar wafer process technologies.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



STMicroelectronics N.V., headquartered in St. Genis Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.

Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                              S-1

                          SIGNATURES

     The Registrant, FT 500, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 500, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 17, 2001.

                              FT 500

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   January 17, 2001
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )   Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3

                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated January 17, 2001 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-53412) and related Prospectus of FT 500.



                                               ERNST & YOUNG LLP


Chicago, Illinois
January 17, 2001


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 500 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).



                               S-6